Exhibit 99.4

GIGAMEDIA LIMITED

Registration No. 199905474H

(Incorporated in Singapore)

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED

31 DECEMBER 2012

TOGETHER WITH REPORTS OF

DIRECTORS AND AUDITORS

GIGAMEDIA LIMITED

(Incorporated in Singapore)

AND SUBSIDIARIES

DIRECTORS’ REPORT

FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

The directors present their report to the members together with the audited financial statements of GigaMedia Limited (the “Company”) and subsidiaries (collectively the “Group”) for the financial year ended 31 December 2012 and the balance sheet of the Company as at 31 December 2012.

Directors

The directors of the Company in office at the date of this report are as follows:

CHEN, Dirk Chi-Ching
CHIEN, Mo-Na
HU ZEE, Nancy Jing-Ying
HUANG, John Ping Chang
HUANG, Billy Bing-Yuan	(appointed on 18 April 2013)
HWANG, Collin	(appointed on 9 November 2012)
LEE, Howe Yong
LIU, Nick Chia-En
TUNG, Casey Kuo Chong

Arrangements to enable directors to acquire benefits by means of the acquisition of shares and debentures

Neither at the end of the financial year nor at any time during the financial year was the Company a party to any arrangement whose objective was to enable the directors of the Company to acquire benefits by means of the acquisition of shares or debentures in the Company or any other body corporate, other than as disclosed under “Employee Share Option Plan and Equity Incentive Plan” on pages 2 to 5 of this report.

Directors’ interests in shares or debentures

The directors of the Company holding office at the end of the financial year had no interests in the shares or debentures of the Company and related corporations as recorded in the register of directors’ shareholdings kept by the Company under Section 164 of the Singapore Companies Act, Cap. 50, except as follows:

	Direct interest
Name of directors in which interests are held	At 1 January 2012	At 31 December 2012
The Company
Ordinary shares

HU ZEE, Nancy Jing-Ying	5,000	5,000
LEE, Howe Yong	5,000	5,000
HWANG, Collin	—	961,200

DIRECTORS’ REPORT (Continued)

Directors’	interests in shares or debentures (Continued)

	No. of unissued ordinary shares under option
	At 1 January 2012 or date of appointment if later	At 31 December 2012
Options to subscribe for ordinary shares

CHIEN, Mo-Na	20,000	20,000
HU ZEE, Nancy Jing-Ying	50,000	50,000
HUANG, John Ping Chang	20,000	20,000
HWANG, Collin	—	1,000,000
LEE, Howe Yong	50,000	50,000
LIU, Nick Chia-En	20,000	20,000
TUNG, Casey Kuo Chong	—	20,000

Directors’ receipt and entitlement to contractual benefits

Since the beginning of the financial year, no director has received or become entitled to receive a benefit by reason of a contract made by the Company or a related corporation with the director or with a firm of which he is a member, or with a company in which he has a substantial financial interest except as disclosed in Note 33 of the financial statements and in this report. Certain directors received remunerations from the Company and related corporations in their capacity as directors and/or executives of the Company and those related corporations.

Employee share option plan and equity incentive plan

(i)	Options granted

2002 Employee Share Option Plan

At the June 2002 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2002 Employee Share Option Plan (the “2002 Plan”) under which up to three million common shares of the Company have been reserved for issuance. All employees, officers, directors, supervisors, advisors, and consultants of the Group are eligible to participate in the 2002 Plan. The 2002 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the exercise price for the option grants, the eligible individuals who are to receive option grants, the time or times when options grants are to be made, the number of shares subject to grant and the vesting schedule. The maximum contractual term for the options under the 2002 Plan is 10 years.

2004 Employee Share Option Plan

At the June 2004 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2004 Employee Share Option Plan (the “2004 Plan”) under which up to seven million common shares of the Company have been reserved for issuance. All employees, officers, directors, supervisors, advisors, and consultants of the Group are eligible to participate in the 2004 Plan. The 2004 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the exercise price for the option grants, the eligible individuals who are to receive option grants, the time or times when options grants are to be made, the number of shares subject to grant and the vesting schedule. The maximum contractual term for the options under the 2004 Plan is 10 years.

DIRECTORS’ REPORT (Continued)

Employee share option plan and equity incentive plan (Continued)

(i) Options granted (Continued)

2006 Equity Incentive Plan

At the June 2006 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2006 Equity Incentive Plan (the “2006 Plan”) under which up to one million common shares of the Company have been reserved for issuance. The 2006 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2006 Plan. The maximum contractual term for the options under the 2006 Plan is 10 years.

2007 Equity Incentive Plan

At the June 2007 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2007 Equity Incentive Plan (the “2007 Plan”) under which up to two million common shares of the Company have been reserved for issuance. The 2007 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2007 Plan. The maximum contractual term for the options under the 2007 Plan is 10 years.

2008 Equity Incentive Plan

At the June 2008 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2008 Equity Incentive Plan (the “2008 Plan”) under which up to one million common shares of the Company have been reserved for issuance. The 2008 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2008 Plan. The maximum contractual term for the options under the 2008 Plan is 10 years.

2008 Employee Share Purchase Plan

At the June 2008 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2008 Employee Share Purchase Plan (the “2008 ESPP”) under which up to two hundred thousand common shares of the Company were reserved for issuance. Any person who is regularly employed by the Company or its designated subsidiaries shall be eligible to participate in the 2008 ESPP. Pursuant to the 2008 ESPP, the Company would offer the shares to qualified employees on favorable terms. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2008 ESPP. The 2008 ESPP is administered by a committee designated by the board of directors. As of the date of this annual report, no shares have been subscribed by qualified employees under the 2008 ESPP.

2009 Equity Incentive Plan

At the June 2009 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2009 Equity Incentive Plan (the “2009 Plan”) under which up to one and a half million common shares of the Company have been reserved for issuance. The 2009 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2009 Plan. The maximum contractual term for the options under the 2009 Plan is 10 years.

DIRECTORS’ REPORT (Continued)

Employee share option plan and equity incentive plan (Continued)

(i) Options granted (Continued)

2009 Employee Share Purchase Plan

At the June 2009 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2009 Employee Share Purchase Plan (the “2009 ESPP”) under which up to two hundred thousand common shares of the Company have been reserved for issuance. To be eligible, employees must be regularly employed by the Company or its designated subsidiaries. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2009 ESPP. The 2009 ESPP is administered by a committee designated by the board of directors. As of the date of this annual report, no shares have been subscribed by qualified employees under the 2009 ESPP.

2010 Equity Incentive Plan

At the June 2010 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2010 Equity Incentive Plan (the “2010 Plan”) under which up to one million common shares of the Company have been reserved for issuance. The 2010 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2010 Plan. The maximum contractual term for the options under the 2010 Plan is 10 years.

2010 Employee Share Purchase Plan

At the June 2010 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2010 Employee Share Purchase Plan (the “2010 ESPP”) under which up to two hundred thousand common shares of the Company have been reserved for issuance. To be eligible, employees must be regularly employed by the Company or its designated subsidiaries. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2010 ESPP. The 2010 ESPP is administered by a committee designated by the board of directors. As of the date of this annual report, no shares have been subscribed by qualified employees under the 2010 ESPP.

Summarised below are the general terms of its share-based compensation plans as of 31 December 2012.

Share-Based Compensation plan	Granted awards		Vesting schedule	Options’ exercise price
				(US$)
2002 plan	3,000,000		Immediately upon granting	$0.79
2004 plan	7,703,185	*	Immediately upon granting to four years	$0.79~$2.55
2006 plan	1,197,333	**	Immediately upon granting to four years	$0.81~$16.60
2007 plan	3,205,217	***	Immediately upon granting to four years	$1.20~$18.17
2008 plan	1,000,000		Immediately upon granting to six years	$2.47 ~ $4.24
2009 plan	2,500,000	****	Immediately upon granting to four years	$0.96 ~ $2.47
2010 plan	1,600,000	*****	Three years	$0.81 ~ $1.05

DIRECTORS’ REPORT (Continued)

Employee share option plan and equity incentive plan (Continued)

(i) Options granted (Continued)

*	The granted awards, net of forfeited or canceled shares, were within reserved shares of seven million common shares.
**	The granted awards, net of forfeited or canceled shares, were within reserved shares of one million common shares.

***	The granted awards, net of forfeited or canceled shares, were within reserved shares of two million common shares.
****	The granted awards, net of forfeited or canceled shares, were within reserved shares of one and a half million common shares.
*****	The granted awards, net of forfeited or canceled shares, were within reserved shares of one million common shares.

All options are expected to be settled by issuing new shares.

(ii)	Shares issued

No shares have been issued during the financial years ended 31 December 2012 and 2011, by virtue of the exercise of options to take up unissued shares of the Company.

(iii)	Options outstanding

The options on ordinary shares of the Company outstanding at the end of the financial year are as follows:

Exercise price	Number of unissued shares under option at 31.12.2012 (in thousands)	Weighted average remaining contractual life
Under US$1	6,211	2.87 years
US$1~US$10	2,383	6.40 years
US$10~US$20	616	4.65 years

	9,210

The number of total outstanding options as of 31 December 2012 is 9,210,000, and there were no options exercised during 2012.

During the financial year, The Group has granted 2,070,000 share options under 2006 plan, 2007 plan, 2009 and 2010 plan.

During the financial year ended 31 December 2012, a total of 2,353,000 options granted pursuant to the 2004 Plan, 2006 Plan, 2007 Plan, 2008 Plan, 2009 Plan and 2010 Plan had been forfeited. During the financial year ended 31 December 2011, a total of 1,347,000 options granted pursuant to the 2004 Plan, 2006 Plan, 2007 Plan, 2008 Plan and 2009 Plan had been forfeited.

DIRECTORS’ REPORT (Continued)

Independent auditors

The independent auditors, Crowe Horwath First Trust LLP, have expressed their willingness to accept re-appointment as auditors of the Company.

On behalf of the Board of Directors

CHIEN, MO-NA	HWANG, COLLIN
Director	Director

30 April 2013

Statement by Directors

In the opinion of the directors,

(a)	the balance sheet of the Company and the consolidated financial statements of the Group as set out on pages 10 to 88 are drawn up so as to give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2012 and of the results, changes in equity and cash flows of the Group for the financial year then ended; and

(b)	at the date of this statement, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

On behalf of the Board of Directors

CHIEN, MO-NA	HWANG, COLLIN
Director	Director

30 April 2013

Crowe Horwath First Trust LLP Certified Public Accountants Member Crowe Horwath International

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF GIGAMEDIA LIMITED	8 Shenton Way #05-01 AXA Tower Singapore 068811 +65 6221 0338 +65 6221 1080 Fax www.crowehorwath.com.sg

Report on the Financial Statements

We have audited the accompanying financial statements of GigaMedia Limited (the “Company”) and its subsidiaries (the “Group”) set out on pages 10 to 88, which comprise the consolidated balance sheet and the balance sheet of the Company as at 31 December 2012, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows of the Group for the financial year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation of financial statements that give a true and fair view in accordance with the provisions of the Singapore Companies Act (the “Act”) and Singapore Financial Reporting Standards, and for devising and maintaining a system of internal accounting controls sufficient to provide a reasonable assurance that assets are safeguarded against loss from unauthorised use or disposition; and that transactions are properly authorised and that they are recorded as necessary to permit the preparation of true and fair profit and loss accounts and balance sheets and to maintain accountability of assets.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Singapore Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of the financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Crowe Horwath First Trust LLP (UEN: T08LL1312H) is an accounting limited liability partnership registered in Singapore under the Limited Liability Partnership Act (Chapter 163A).

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF

GIGAMEDIA LIMITED (Continued)

Opinion

In our opinion, the consolidated financial statements of the Group and the balance sheet of the Company are properly drawn up in accordance with the provisions of the Act and Singapore Financial Reporting Standards so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 December 2012, and the results, changes in equity and cash flows of the Group for the financial year ended on that date.

Report on Other Legal and Regulatory Requirements

In our opinion, the accounting and other records required by the Act to be kept by the Company have been properly kept in accordance with the provisions of the Act.

Crowe Horwath First Trust LLP

Public Accountants and

Certified Public Accountants

Singapore

30 April 2013

GIGAMEDIA LIMITED

(Incorporated in Singapore)

AND SUBSIDIARIES

BALANCE SHEETS

AS AT 31 DECEMBER 2012

(Amounts in United States dollars)

	Note	Group		Company
		2012	2011	2012	2011
		US$’000	US$’000	US$’000	US$’000

ASSETS
Non-current assets
Property, plant and equipment	12	2,144	4,688	—	—
Intangible assets	13	32,609	43,971	—	—
Subsidiaries	14	—	—	118,514	168,063
Associates	15	5,223	7,615	—	—
Available-for-sale financial assets	16	4,647	9,033	—	—
Other assets	17	9,038	8,888	—	—
Deferred income tax assets	18	388	417	—	—

		54,049	74,612	118,514	168,063

Current assets
Inventories		8	30	—	—
Trade and other receivables	19	2,891	8,119	3,129	3,873
Available-for-sale financial assets	20	17,773	42,347	—	—
Other current assets	23	3,142	1,586	—	—
Restricted cash	22	—	3,000	—	—
Cash and cash equivalents	21	62,731	63,997	2	3

		86,545	119,079	3,131	3,876

TOTAL ASSETS		140,594	193,691	121,645	171,939

LIABILITIES
Current liabilities
Trade and other payables	24	6,739	15,096	423	506
Short-term borrowings	25	7,748	11,774	—	—
Other current liabilities	26	3,572	6,852	—	—
Income tax liabilities		3,588	4,251	—	—

		21,647	37,973	423	506

The accompanying notes are an integral part of the financial statements.

GIGAMEDIA LIMITED

(Incorporated in Singapore)

AND SUBSIDIARIES

BALANCE SHEETS (Continued)

AS AT 31 DECEMBER 2012

(Amounts in United States dollars)

	Note		Group		Company
			2012	2011	2012	2011
			US$’000	US$’000	US$’000	US$’000

Non-current liabilities
Accrued pension liabilities	27		210	171	—	—
Deferred income tax liabilities	18		—	664	—	—
Other liabilities	28		12	11	—	—

			222	846	—	—

TOTAL LIABILITIES			21,869	38,819	423	506

NET ASSETS			118,725	154,872	121,222	171,433

EQUITY
Capital, reserves and non-controlling interests
Share capital	29	(a)	209,643	209,643	209,643	209,643
Share option reserve	29	(b)	12,557	12,378	12,557	12,378
Statutory reserves	29	(d)	3,022	3,022	—	—
Accumulated losses	29	(g)	(99,732)	(82,294)	(93,044)	(36,175)
Fair value reserve	29	(f)	15,256	38,521	—	—
Foreign currency translation reserve	29	(g)	(21,683)	(23,402)	(7,934)	(14,413)

Equity attributable to equity holders of the Company			119,063	157,868	121,222	171,433
Non-controlling interests			(338)	(2,996)	—	—

TOTAL EQUITY			118,725	154,872	121,222	171,433

The accompanying notes are an integral part of the financial statements.

GIGAMEDIA LIMITED

(Incorporated in Singapore)

AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

(Amounts in United States dollars)

	Note	Group
		2012	2011
		US$’000	US$’000
			(Restated)
Revenue	4	27,470	33,969
Cost of revenue		(11,388)	(14,016)

Gross profit		16,082	19,953

Product development and engineering expenses		(1,471)	(1,957)
Selling and marketing expenses		(8,377)	(10,079)
General and administrative expenses		(13,380)	(18,115)
Other operating income	5	6,383	14,822
Other operating expenses	6	(16,777)	(23,712)
Finance expenses	7	(247)	(426)
Share of profit of associates	15	234	1,476

Loss before tax		(17,553)	(18,038)
Income tax (expense) / benefit	8	(671)	245

Loss from continuing operations	9	(18,224)	(17,793)

Discontinued operations
Loss from discontinued operations	10	(41)	(53,903)

Loss for the year		(18,265)	(71,696)

Attributable to:
Equity holders of the Company
- Continuing operations		(17,397)	(17,353)
- Discontinued operations		(41)	(53,903)

		(17,438)	(71,256)
Non-controlling interests
- Continuing operations		(827)	(440)

		(18,265)	(71,696)

The accompanying notes are an integral part of the financial statements.

GIGAMEDIA LIMITED

(Incorporated in Singapore)

AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

(Amounts in United States dollars)

	Group
	2012	2011
	US$’000	US$’000
		(Restated)
Loss for the year	(18,265)	(71,696)

Other comprehensive (loss) / income:
Change in fair value on available-for-sale financial assets	(23,265)	16,622
Currency translation differences recognised directly in equity	1,936	(1,937)

Other comprehensive (loss) / income for the year, net of tax	(21,329)	14,685

Total comprehensive loss for the year	(39,594)	(57,011)

Total comprehensive loss attributable to:
Equity holders of the Company	(38,767)	(56,571)
Non-controlling interests	(827)	(440)

	(39,594)	(57,011)

Loss per share attributable to equity holders of the Company (US$)
- Basic and Diluted
Loss from continuing operations	(0.34)	(0.32)
Loss from discontinued operations	—	(0.99)

Loss for the year	(0.34)	(1.31)

Weighted average shares used to compute (loss) / earnings per share attributable to equity holders of the Company (Note 30) (‘000)
Basic and Diluted	50,720	54,268

The accompanying notes are an integral part of the financial statements.

GIGAMEDIA LIMITED

(Incorporated in Singapore)

AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

(Amounts in United States dollars)

Group	Attributable to equity holders of the Company
	Share capital	Share option reserve	Statutory reserves	Accumulated losses	Fair value reserve	Foreign currency translation reserve	Total	Non-controlling interests	Total equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at 1 January 2011	215,201	11,480	3,022	(11,038)	21,899	(21,465)	219,099	(2,346)	216,753
Net loss for the year	—	—	—	(71,256)	—	—	(71,256)	(440)	(71,696)
Other comprehensive income for the year	—	—	—	—	16,622	(1,937)	14,685	—	14,685

Total comprehensive income for the year	—	—	—	(71,256)	16,622	(1,937)	(56,571)	(440)	(57,011)
Contribution by and distribution to owners

Issuance of common shares	267	(267)	—	—	—	—	—	—	—
Share repurchase and retirement of common shares	(5,825)	—	—	—	—	—	(5,825)	—	(5,825)
Cumulative dividend to non-controlling interests	—	—	—	—	—	—	—	(321)	(321)
Recognition of share-based payments	—	1,165	—	—	—	—	1,165	—	1,165

	(5,558)	898	—	—	—	—	(4,660)	(321)	(4,981)
Changes in ownership interest in subsidiary
Acquisition of OneNet	—	—	—	—	—	—	—	111	111

Balance at 31 December 2011	209,643	12,378	3,022	(82,294)	38,521	(23,402)	157,868	(2,996)	154,872

The accompanying notes are an integral part of the financial statements.

GIGAMEDIA LIMITED

(Incorporated in Singapore)

AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Continued)

FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

(Amounts in United States dollars)

Group	Attributable to equity holders of the Company
	Share capital	Share option reserve	Statutory reserves	Accumulated losses	Fair value reserve	Foreign currency translation reserve	Total	Non-controlling interests	Total equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at 1 January 2012	209,643	12,378	3,022	(82,294)	38,521	(23,402)	157,868	(2,996)	154,872
Net loss for the year	—	—	—	(17,438)	—	—	(17,438)	(827)	(18,265)
Other comprehensive loss for the year	—	—	—	—	(23,265)	1,936	(21,329)	—	(21,329)

Total comprehensive income for the year	—	—	—	(17,438)	(23,265)	1,936	(38,767)	(827)	(39,594)
Contribution by and distribution to owners

Recognition of share-based payments	—	179	—	—	—	—	179	—	179
Waiver of cumulative dividend to non-controlling interests	—	—	—	—	—	—	—	469	469

	—	179	—	—	—	—	179	469	648
Changes in ownership interest in subsidiary
Deconsolidation of IAHGames	—	—	—	—	—	(217)	(217)	3,016	2,799

Balance at 31 December 2012	209,643	12,557	3,022	(99,732)	15,256	(21,683)	119,063	(338)	118,725

The accompanying notes are an integral part of the financial statements.

GIGAMEDIA LIMITED

(Incorporated in Singapore)

AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

(Amounts in United States dollars)

	Group
	2012	2011
	US$’000	US$’000
Cash flows from operating activities
Loss before tax
- continuing operations	(17,553)	(18,038)
- discontinued operations	(41)	(53,903)
Adjustments:
Depreciation	1,226	2,080
Amortisation-intangible assets	2,192	2,299
Amortisation-deferred assets	12	15
Allowance for doubtful receivables	169	1,820
Loss on disposal of property, plant and equipment	208	49
Gain on deconsolidation of IAHGames	(234)	—
Loss on sale of Spring Asia	23	—
Gain on sale of associate	(2,480)	—
Gain on sale of available-for-sale financial assets	(5,665)	(6,299)
Gain on sale of T2CN	—	(4,739)
Share-based compensation	179	1,165
Impairment loss on property, plant and equipment	217	—
Impairment loss on prepaid licensing fees and intangible assets	13,206	7,927
Share of (profit) / loss of associated companies	(234)	48,239
Impairment loss on available-for-sale financial assets (non-current)	1,193	679
Impairment loss on investments in associates	—	12,648
Unrealised exchange loss on available-for-sale financial assets (non-current)	1,633	224
Gain on cancellation of warrant liabilities	—	(665)
Interest expense	247	426
Interest income	(283)	(767)
Other	179	225

Operating loss before working capital changes	(5,806)	(6,615)
Inventories	9	915
Trade and other receivables	1,504	(1,000)
Other current assets	1,443	1,504
Other assets	(2,916)	(3,587)
Trade and other payables	(1,357)	(2,386)
Other current liabilities	(885)	(605)
Accrued pension liabilities	104	(98)
Other liabilities	1	3

Cash used in operating activities	(7,903)	(11,869)
Income taxes paid	(121)	(783)

Net cash used in operating activities	(8,024)	(12,652)

The accompanying notes are an integral part of the financial statements.

GIGAMEDIA LIMITED

(Incorporated in Singapore)

AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)

FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

(Amounts in United States dollars)

	Group
	2012 US$’000	2011 US$’000

Cash flows from investing activities
Decrease in restricted cash	3,000	2,000
Proceeds from disposal of T2CN	—	4,739
Proceeds from disposal of available-for-sale financial assets	8,610	9,899
Purchase of property, plant and equipment	(429)	(768)
Proceeds from disposal of property, plant and equipment	76	117
Proceeds from disposal of associate	985	—
Purchase of intangible assets	(1,679)	(1,274)
Acquisition of business, net of cash acquired	—	11
Net cash outflow from disposal of IAHGames and Spring Asia (Note 14(a))	(558)	—
Increase in loan receivable	—	(5,243)
Refundable deposit	1,122	185
Cash dividends received from equity method investees	—	1,907
Other	(10)	(22)
Interest received	284	770

Net cash generated from investing activities	11,401	12,321

Cash flows from financing activities
Repayment of short-term borrowings	(4,348)	(400)
Repurchase and retirement of common shares	—	(5,825)
Interest paid	(295)	(436)

Net cash used in financing activities	(4,643)	(6,661)

Net decrease in cash and cash equivalents	(1,266)	(6,992)
Cash and cash equivalents at the beginning of the financial year	63,997	70,989

Cash and cash equivalents at the end of the financial year	62,731	63,997

The accompanying notes are an integral part of the financial statements.

GIGAMEDIA LIMITED

(Incorporated in Singapore)

AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

(Amounts in United States dollars)

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

1.	GENERAL INFORMATION

GigaMedia Limited (the “Company”) is a limited liability company domiciled and incorporated in Singapore. The address of its registered office is at 80 Robinson Road, #02-00, Singapore 068898. Its principal place of business is at 8th Floor, No. 22, Ln. 407, Sec. 2, Tiding Blvd., Taipei, Taiwan, 114 Republic of China.

The principal activity of the Company is that of investment holding. The principal activities of the subsidiaries are providing online entertainment software and services and investment holding.

The financial statements for the financial year ended 31 December 2012 were authorised for issue in accordance with a resolution of the Board of Directors on 30 April 2013.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The financial statements expressed in United States dollars (“US$”) and all values are rounded to nearest thousand (US$’000) as indicated have been prepared in accordance with Singapore Financial Reporting Standards (“FRS”) and under the historical cost convention, except as disclosed in the accounting policies below.

The preparation of financial statements in conformity with FRS requires management to exercise its judgement in the process of applying the Group’s accounting policies. It also requires the use of certain critical accounting estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the financial year. Although these estimates are based on management’s best knowledge of current events and actions, actual results may ultimately differ from those estimates. Critical accounting estimates and assumptions used that are significant to the financial statements, and critical accounting estimates and assumptions involving a higher degree of judgement or complexity, are disclosed in Note 3.

Adoption of new and revised standards

On 1 January 2012, the Group adopted the new or amended FRS and Interpretations of FRS (“INT FRS”) that are mandatory for application from that date. The adoption of these new or amended FRS and INT FRS did not result in substantial changes to the Group’s and Company’s accounting policies and had no material effect on the amounts reported for the current or prior financial years.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Standards issued but not yet effective

The Group has not adopted the following standards and interpretations that have been issued but not yet effective:

Description	Effective for annual periods beginning on or after
Amendments to FRS 1 Presentation of Items of Other Comprehensive Income	1 July 2012
Revised FRS 19 Employee Benefits	1 January 2013
FRS 113 Fair Value Measurement	1 January 2013
Amendments to FRS 107 Disclosures – Offsetting Financial Assets and Financial Liabilities	1 January 2013
Improvements to FRSs 2012
- Amendment to FRS 1 – Presentation of Financial Statements	1 January 2013
- Amendment to FRS 16 – Property, Plant and Equipment	1 January 2013
- Amendment to FRS 32 – Financial Instruments: Presentation	1 January 2013
Revised FRS 27 Separate Financial Statements	1 January 2014
Revised FRS 28 Investments in Associates and Joint Ventures	1 January 2014
FRS 110 Consolidated Financial Statements	1 January 2014
FRS 111 Joint Arrangements	1 January 2014
FRS 112 Disclosure of Interests in Other Entities	1 January 2014
Amendments to FRS 32 Offsetting Financial Assets and Financial Liabilities	1 January 2014

Except for the Amendments to FRS 1, revised FRS 19, FRS 110 and revised FRS 112, the directors expect that the adoption of the other standards and interpretations above will have no material impact on the financial statements in the period of initial application. The nature of the impending changes in accounting policy on adoption of the Amendments to FRS 1, revised FRS 19, FRS 110 and revised FRS 112 is described below.

Amendments to FRS 1 Presentation of Items of Other Comprehensive Income (“OCI”)

The Amendments to FRS 1 changes the grouping of items presented in OCI. Items that could be reclassified to profit or loss at a future point in time would be presented separately from items which will never be reclassified. As the Amendments only affect the presentations of items that are already recognised in OCI, the Group does not expect any impact on its financial position or performance upon adoption of this standard in 2013.

FRS 19 Employee Benefits

The amendments to FRS 19 change the accounting for defined benefit plans and termination benefits. The most significant change relates to the accounting for changes in defined benefit obligations and plan assets. The amendments require the recognition of changes in defined benefit obligations and in fair value of plan assets when they occur, and hence eliminate the “corridor approach” permitted under the previous version of FRS 19 and accelerate the recognition of past service costs. The amendments require all actuarial gains and losses to be recognised immediately through other comprehensive income in order for the net pension asset or liability recognised in the consolidated statement of financial position to reflect the full value of the plan deficit or surplus.

The amendments to FRS 19 are effective for annual periods beginning on or after 1 January 2013 and require retrospective application with certain exceptions. The directors anticipate that the application of the amendments to FRS 19 may have impact on amounts reported in respect of the Group’s defined benefit plans. However, the directors have not yet performed a detailed analysis of the impact of the application of the amendments and hence have not yet quantified the extent of the impact.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Standards issued but not yet effective (Continued)

FRS 110 Consolidated Financial Statements and Revised FRS 27 Separate Financial Statements

FRS 110 establishes a single control model that applies to all entities including special purpose entities. The changes introduced by FRS 110 will require management to exercise significant judgement to determine which entities are controlled, and therefore are required to be consolidated with the Group, compared with the requirements that were in FRS 27. Therefore, FRS 110 may change which entities are consolidated within a group. The revised FRS 27 was amended to address accounting for subsidiaries, jointly controlled entities and associates in separate financial statements.

The Group is currently determining the impact of the changes to the control upon adoption of FRS 110 in 2014.

FRS 112 Disclosure of Interests in Other Entities

FRS 112 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. FRS 112 requires an entity to disclose information that helps users of its financial statements to evaluate the nature and risks associated with its interests in other entities and the effects of those interests on its financial statements. The Group is currently determining the impact of the disclosure requirements. As this is a disclosure standard, it will have no impact to the financial position and financial performance of the Group upon adoption of this standard in 2014.

Group accounting

(i)	Subsidiaries

(a)	Basis of consolidation

From 1 January 2010

Subsidiaries are entities (including special purpose entities) over which the Group has power to govern the financial and operating policies so as to obtain benefits from its activities, generally accompanied by a shareholding giving rise to a majority of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date on which control ceases.

In preparing the consolidated financial statements, transactions, balances and unrealised gains on transactions between group entities are eliminated. Unrealised losses are also eliminated but are considered an impairment indicator of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests are that part of the net results of operations and of net assets of a subsidiary attributable to the interests which are not owned directly or indirectly by the equity holders of the Company. They are shown separately in the consolidated statement of comprehensive income, statement of changes in equity and balance sheet. Total comprehensive income is attributed to the non-controlling interests based on their respective interests in a subsidiary, even if this results in the non-controlling interests having a deficit balance.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Group accounting (Continued)

(i)	Subsidiaries (Continued)

(a)	Basis of consolidation (Continued)

Prior to 1 January 2010

Certain of the above-mentioned requirements were applied on a prospective basis. The following differences, however, are carried forward in certain instances from the previous basis of consolidation:

•

Losses incurred by the Group were attributed to the non-controlling interest until the balance was reduced to nil. Any further losses were attributed to the Group, unless the non-controlling interest had a binding obligation to cover these. Losses prior to 1 January 2010 were not reallocated between non-controlling interest and the equity holders of the Company.

(b)	Acquisition of businesses

From 1 January 2010

The acquisition method of accounting is used to account for business combinations by the Group. The consideration transferred for the acquisition of a subsidiary comprises the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred also includes the fair value of any contingent consideration arrangement. Acquisition-related costs, other than those associated with the issue of debt or equity securities, are expensed as incurred.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date.

Any contingent consideration to be transferred by the acquirer will be recognised at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability, will be recognised in accordance with FRS 39 either in profit or loss or as a change to other comprehensive income. If the contingent consideration is classified as equity, it will not be remeasured until it is finally settled within equity.

In business combinations achieved in stages, previously held equity interests in the acquiree are remeasured to fair value at the acquisition date and any corresponding gain or loss is recognised in profit or loss.

For non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the acquiree’s net assets in the event of liquidation, the Group elects on an acquisition-by-acquisition basis whether to recognise them either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets, at the date of acquisition.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree, and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired and the measurement of all amounts has been reviewed, the difference is recognised directly in profit or loss as a bargain purchase.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Group accounting (Continued)

(i)	Subsidiaries (Continued)

(b)	Acquisition of businesses (Continued)

Prior to 1 January 2010

In comparison to the above-mentioned requirements, the following differences applied:

•

Transactions costs directly attributable to the acquisition formed part of the acquisition costs. The non-controlling interests were measured at the proportionate share of the acquiree’s identifiable net assets.

•

Business combinations achieved in stages were accounted for as separate steps. Adjustments to those fair values relating to previously held interests are treated as a revaluation and recognised in equity. Any additional acquired share of interest did not affect previously recognised goodwill.

•

Contingent consideration was recognised if, and only if, the Group had a present obligation, the economic outflow was more likely than not and a reliable estimate was determinable. Subsequent adjustments to the contingent consideration were recognised as part of goodwill.

(c)	Disposals of subsidiaries or businesses

From 1 January 2010

The assets and liabilities of the subsidiary, including any goodwill, are derecognised when a change in the Company’s ownership interest in a subsidiary results in a loss of control over the subsidiary. Amounts recognised in other comprehensive income in respect of that entity are also reclassified to profit or loss or transferred directly to retained earnings if required by a specific Standard.

Any retained interest in the entity is remeasured at fair value. The difference between the carrying amount of the retained investment at the date when control is lost and its fair value is recognised in profit or loss. Subsequently, the retained interest is accounted for as an equity-accounted investee or as an available-for-sale financial asset depending on the level of influence retained.

Prior to 1 January 2010

In comparison to the above-mentioned requirements, the following differences applied:

•

Upon loss of control, the Group accounted for the investment retained at its proportionate share of net asset value at the date control was lost. The carrying values of such investments as at 1 January 2010 have not been restated.

(ii)	Transactions with non-controlling interests

Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control over the subsidiary are accounted for as transactions with equity owners of the Group. Any difference between the change in the carrying amounts of the non-controlling interest and the fair value of the consideration paid or received is recognised in a separate reserve within equity attributable to the equity holders of the Company.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Group accounting (Continued)

(iii) Associates

Associates are entities over which the Group exercises significant influence, but not control, over the financial and operating policy decision, generally accompanied by a shareholding giving rise to voting rights of 20% and above but not exceeding 50%. Investments in associates are accounted for in the consolidated financial statements using the equity method of accounting less impairment losses, if any.

Investments in associates are initially recognised at cost. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Goodwill on associates represents the excess of the cost of acquisition of the associate over the Group’s share of the fair value of the identifiable net assets of the associate and is included in the carrying amount of the investments.

In applying the equity method of accounting, the Group’s share of its associates’ post-acquisition profits or losses are recognised in profit or loss and its share of post-acquisition other comprehensive income is recognised in other comprehensive income. These post-acquisition movements and distributions received from the associates are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associates, including any other unsecured non-current receivables, the Group does not recognise further losses, unless it has obligations or has made payments on behalf of the associates.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The accounting policies of associates have been changed where necessary to ensure consistency with the accounting policies adopted by the Group.

Investments in associates are derecognised when the Group loses significant influence. Any retained interest in the entity is remeasured at its fair value. The difference between the carrying amount of the retained investment at the date when significant influence is lost and its fair value is recognised in profit or loss.

Gains and losses arising from partial disposals or dilutions in investments in associates in which significant influence are retained are recognised in profit or loss.

Subsidiaries and associates

Investments in subsidiaries and associates are carried at cost less accumulated impairment losses in the Company’s balance sheet. On disposal of investments in subsidiaries and associates, the difference between disposal proceeds and the carrying amounts of the investments are recognised in profit or loss.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Currency translation

(i)	Functional and presentation currency

The Company’s functional currency is New Taiwan dollars. Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in U.S. dollars (“US$” or “US dollars”) which is the Group’s and the Company’s presentation currency as operations denominated in U.S. dollars represented a significant portion of the business.

(ii)	Transactions and balances

Transactions in a currency other than the functional currency (“foreign currency”) are measured in the respective functional currencies of the Company and its subsidiaries and are recorded on initial recognition in the functional currencies at exchange rates approximating those ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange ruling at balance sheet date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Exchange differences arising on the settlement of monetary items or on translating monetary items at the balance sheet date are recognised in profit or loss except for exchange differences arising on monetary items that form part of the Group’s net investment in foreign operations, which are recognised initially in other comprehensive income and accumulated under foreign currency translation reserve in equity in the consolidated financial statements. The foreign currency translation reserve is reclassified from equity to profit or loss of the Group on disposal of the foreign operation.

(iii)	Translation of the Group’s financial statements

The assets and liabilities of foreign operations are translated at the rate of exchange ruling at the balance sheet date and their profit or loss are translated at the exchange rates prevailing at the date of the transactions. The exchange differences arising on the translation are recognised in other comprehensive income. On disposal of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is recognised in the profit or loss.

In the case of a partial disposal without loss of control of a subsidiary that includes a foreign operation, the proportionate share of the cumulative amount of the exchange differences are re-attributed to non-controlling interest and are not recognised in profit or loss. For partial disposals of associates or jointly controlled entities that are foreign operations, the proportionate share of the accumulated exchange differences is reclassified to profit or loss.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property, plant and equipment

All items of property, plant and equipment are initially recorded at cost. The cost of an item of property, plant and equipment initially recognised includes its purchase price and any cost that is directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. The cost of an item of property, plant and equipment including subsequent expenditure is recognised as an asset if, and only if, it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. When significant parts of property, plant and equipment is required to be replaced in intervals, the Group recognises such parts as individual assets with specific lives and depreciation, respectively. Likewise, when a major inspection is performed, its cost is recognised in the carrying amount of the plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance expenses are recognised in profit or loss when incurred.

After initial recognition, property, plant and equipment are stated at cost less accumulated depreciation and any accumulated impairment loss.

Freehold land and equipment under installation are not depreciated. Depreciation is calculated using a straight-line method to allocate the depreciable amounts of property, plant and equipment over their estimated useful lives. The estimated useful lives are as follows:

Categories	Years
Buildings	50
Information and communication equipment	2 to 5
Office furniture and equipment	3 to 5
Transportation equipment	5 to 10
Leasehold improvements	3 to 5

Leasehold improvements are depreciated over the life of the lease or the assets, whichever is shorter.

Equipment under installation includes computer server and other electronic equipment which have not been fully installed on balance sheet date. Equipment under installation is reclassified to information and communication equipment, office furniture and equipment and transportation equipment when ready for use.

The estimated useful life and depreciation method are reviewed, and adjusted as appropriate, at each balance sheet date to ensure that the amount, method and period of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment. Fully depreciated assets are retained in the financial statements until they are no longer in use.

Subsequent expenditure relating to property, plant and equipment that has already been recognised is added to the carrying amount of the asset when it is probable that future economic benefits will flow to the Group and the cost can be reliably measured. Other repair and maintenance is recognised as an expense during the financial year in which it is incurred.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. The gain or loss on retirement or disposal is determined as the difference between any sales proceeds and the carrying amounts of the asset and is recognised in the profit or loss within “Other income (expenses)”.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Intangible assets

(i)	Goodwill on acquisition

Goodwill on acquisitions of subsidiaries and businesses on or after 1 January 2010 represents the excess of (i) the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over (ii) the fair value of the net identifiable assets acquired.

Goodwill on acquisition of subsidiaries and businesses prior to 1 January 2010 and on acquisition of associates represents the excess of the cost of the acquisition over the fair value of the Group’s share of the net identifiable assets acquired.

Goodwill on subsidiaries is recognised separately as intangible assets and carried at cost less accumulated impairment losses (see the accounting policy for impairment in this Note).

Goodwill on associates is included in the carrying amount of the investments.

Gains and losses on the disposal of subsidiaries and associates include the carrying amount of goodwill relating to the entity sold.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

The cash-generating unit to which goodwill has been allocated is tested for impairment annually and whenever there is an indication that the cash-generating unit may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each cash-generating unit (or group of cash generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised in profit or loss. Impairment losses recognised for goodwill are not reversed in subsequent periods.

Where goodwill forms part of a cash-generating unit and part of the operation within that cash-generating unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative fair values of the operations disposed of and the portion of the cash-generating unit retained.

Goodwill and fair value adjustments arising on the acquisition of foreign operation on or after 1 January 2005 are treated as assets and liabilities of the foreign operations and are recorded in the functional currency of the foreign operations and translated in accordance with the accounting policy set out in this Note.

Goodwill and fair value adjustments which arose on acquisitions of foreign operation before 1 January 2005 are deemed to be assets and liabilities of the Company and are recorded in New Taiwan dollars at the rates prevailing at the date of the acquisition.

(ii)	Trademarks

Trademarks with definite lives are amortised over their estimated useful lives, and are carried at cost less accumulated amortisation and accumulated impairment losses. Amortisation is calculated using the straight-line method over their estimated useful lives. Trademarks with an indefinite useful life are not amortised and are carried at cost less accumulated impairment losses.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Intangible assets (Continued)

(iii)	Other intangible assets

Intangible assets acquired separately are measured on initial recognition at cost, which includes the purchase price and other directly attributable cost of preparing the asset for its intended use. The cost of intangible assets acquired in a business combination is their fair values at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. Internally generated intangible assets, excluding capitalised development costs, are not capitalised and are recognised in profit or loss in the year in which the expenditure is incurred. The useful lives of intangible assets are assessed to be finite.

Intangible assets with finite lives are amortised on a straight-line basis over the estimated economic useful lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortisation period or method, as appropriate, and are treated as changes in accounting estimates. The amortisation expense on intangible assets with finite lives is recognised in the profit or loss in the expense category consistent with the function of the intangible asset.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the profit or loss when the asset is derecognised.

Other intangible assets comprise capitalised software cost and others. Amortisation is calculated using a straight-line method to allocate the cost of other intangible assets over their estimated useful lives ranging from 3 to 9 years.

Costs directly attributable to the development of software are capitalised as intangible assets only when technical feasibility of the project is demonstrated, the Group has an intention and ability to complete and use the software and the costs can be measured reliably. Such costs include purchases of materials and services and payroll-related costs of employees directly involved in the project.

Impairment of non-financial assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when an annual impairment assessment for an asset is required, the Group makes an estimate of the asset’s recoverable amount.

An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely dependent on those from other assets. Where the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows expected to be generated by the asset are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of non-financial assets (Continued)

The Group bases its impairment calculation on detailed budgets and forecast calculations which are prepared separately for each of the Group’s cash-generating units to which the individual assets are allocated. These budgets and forecasts calculations are generally covering a period of five years. For longer periods, a long-term growth rate is calculated and applied to project future cash flows after the fifth years.

Impairment losses are recognised in profit or loss in those expense categories consistent with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the Group estimates the asset’s or cash-generating unit’s recoverable amount. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount of an asset since the last impairment loss was recognised. If that is the case, the carrying amount of the asset is increased to its recoverable amount. This increase cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised previously. Such reversal is recognised in the profit and loss.

Financial assets

(i)	Initial recognition and measurement

Financial assets are recognised on the balance sheet when, and only when, the Group becomes a party to the contractual provisions of the financial instrument. Financial assets are initially recognised at fair value plus, in the case of financial assets classified as held-to-maturity, directly attributable transaction costs.

The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the nature of the assets and the purpose for which the assets were acquired. Management determines the classification of its financial assets at initial recognition and for held-to-maturity investments, re-evaluates this designation at every balance sheet date. As at the balance sheet date, the Group has no financial assets in the categories of held-to-maturity and fair value through profit or loss.

(ii)	Subsequent measurement

The subsequent measurement of financial assets depends on the classification, as follows:

(a)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are presented as current assets, except for those expected to be realised later than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables comprise cash and cash equivalents, trade and other receivables, including amounts due from related parties.

Subsequent to initial recognition, loans and receivables are measured at amortised cost using the effective interest rate method, less impairment. Gains and losses are recognised in profit or loss when the loans and receivables are derecognised or impaired, and through the amortisation process.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial assets (Continued)

(ii)	Subsequent measurement (Continued)

(b)	Available-for-sale financial assets

Available-for-sale financial assets include equity and debt securities. Equity investments classified as available-for-sale are those, which are neither classified as held for trading nor designated at fair value through profit or loss. Debt securities in this category are those which are intended to be held for an indefinite period of time and which may be sold in response to needs for liquidity or in response to changes in the market conditions. Assets in this category are presented as non-current assets unless the investment matures or management intends to dispose of the assets within 12 months after the balance sheet date.

After initial recognition, available-for-sale financial assets are subsequently measured at fair value. Any gains or losses arising from changes in fair value of the financial assets are recognised in other comprehensive income, except that impairment losses, foreign exchange gains and losses on monetary instruments and interest calculated using the effective interest method are recognised in profit or loss. The cumulative gain or loss previously recognised in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment when the financial asset is derecognised.

Investments in equity instruments whose fair value cannot be reliably measured are stated at cost less impairment loss.

(iii)	Derecognition

Financial assets are derecognised when the contractual rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership. On derecognition of a financial asset in its entirety, the difference between the carrying amount and the sum of the consideration received and any cumulative gain or loss that had been recognised in other comprehensive income is recognised in profit or loss.

All regular way purchases and sales of financial assets are recognised or derecognised on the trade date, i.e. the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of the assets within the period generally established by regulation or convention in the marketplace concerned.

Impairment of financial assets

The Group assesses at each balance sheet date whether there is any objective evidence that a financial asset or group of financial assets is impaired.

(i)	Financial assets carried at amortised cost

For financial assets carried at amortised cost, the Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be recognised are not included in a collective assessment of impairment.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of financial assets (Continued)

(i)	Financial assets carried at amortised cost (Continued)

An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account. The impairment loss is recognised in the profit or loss.

When the asset becomes uncollectible, the carrying amount of impaired financial assets is reduced directly or if an amount was charged to the allowance account, the amounts charged to the allowance account are written off against the carrying value of the financial asset.

To determine whether there is objective evidence that an impairment loss on financial assets has been incurred, the Group considers factors such as the probability of insolvency or significant financial difficulties of the debtor and default or significant delay in payments.

If in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed to the extent that the carrying amount of the asset does not exceed its amortised cost at the reversal date. The amount of reversal is recognised in profit or loss.

(ii)	Financial assets carried at cost

If there is objective evidence (such as significant adverse changes in the business environment where the issuer operates, probability of insolvency or significant financial difficulties of the issuer) that an impairment loss on financial assets carried at cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed in subsequent periods.

(iii)	Available-for-sale financial assets

Considerations to determine whether there is objective evidence that investment securities classified as available-for-sale financial assets are impaired include (i) a significant or prolonged decline in the fair value of the investment below its costs, (ii) significant financial difficulties of the issuer or obligor, and (iii) information about significant changes with an adverse effect that have taken place in the technological, market, economic or legal environment in which the issuer operates, and indicates that the cost of the investment in equity instrument may not be recovered. ‘Significant’ is to be evaluated against the original cost of the investment and ‘prolonged’ against the period in which the fair value has been below its original cost.

When the available-for-sale financial asset is impaired, the cumulative loss is the difference between the acquisition cost (net of any principal repayment and amortisation) and current fair value, less any impairment loss previously recognised in the profit or loss, is transferred from other comprehensive income and recognised in profit or loss. Reversals of impairment losses in respect of equity instruments are not recognised in profit or loss; increases in their fair value after impairment are recognised directly in other comprehensive income.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of financial assets (Continued)

(iii)	Available-for-sale financial assets (Continued)

For debt instruments classified as available-for-sale, impairment is assessed based on the same criteria as the financial assets carried at amortised cost. However, the amount recorded for impairment is the cumulative loss measured as the difference between the amortised cost and the current fair value, less any impairment loss on that investment previously recognised in profit or loss. Future interest income continues to be accrued based on the reduced carrying amount of the asset and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. The interest income is recorded as part of finance income. If, in a subsequent year, the fair value of a debt instrument increases and the increases can be objectively related to an event occurring after the impairment loss was recognised in the profit or loss, the impairment loss is reversed in profit or loss.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on a weighted average basis and comprises purchase costs and includes all costs in bringing the inventories to their present location and condition.

Where necessary, allowance is provided for damaged, obsolete and slow moving items to adjust the carrying value of inventories to the lower of cost and net realisable value.

Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and costs necessary to be incurred for selling and distribution.

Financial liabilities

(i)	Initial recognition and measurement

Financial liabilities are recognised when, and only when, the Group becomes a party to the contractual provisions of the financial instrument. The Group determines the classification of its financial liabilities at initial recognition. Financial liabilities are recognised initially at fair value, plus, in the case of financial liabilities not at fair value through profit or loss, directly attributable transaction costs.

(ii)	Subsequent measurement

The measurement of financial liabilities depends on their classification as follows:

(a)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss includes financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value. Financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term. This category includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value. Any gains or losses arising from changes in fair value of the financial liabilities are recognised in profit or loss.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial liabilities (Continued)

(ii)	Subsequent measurement (Continued)

(b)	Other financial liabilities

Subsequent to initial recognition, other financial liabilities are subsequently measured at amortised cost using the effective interest rate method. Gains and losses are recognised in profit or loss when liabilities are derecognised, and through the amortisation process.

(iii)	Derecognition

A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognised in the profit or loss.

Leases

The determination of whether an arrangement is, or contains a lease is based on the substance of the arrangement at inception date: whether fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset, even if that right is not explicitly specified in an arrangement. For arrangements entered into prior to 1 January 2006, the date of inception is deemed to be 1 January 2006 in accordance with the transitional requirements of INT FRS 104.

(i)	As lessor

Leases where the Group retains substantially all the risks and rewards of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognised over the lease term on the same bases as rental income. The accounting policy for rental income is set out in this Note. Contingent rents are recognised as revenue in the period in which they are earned.

(ii)	As lessee

Finance leases, which transfers to the Group substantially all the risks and rewards incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased item or, if lower, at the present value of the minimum lease payments. Any initial direct costs are also added to the amount capitalised. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to profit or loss. Contingent rents, if any, are charged as expenses in the periods in which they are incurred. Capitalised lease assets are depreciated over the shorter of the estimated useful life of the asset or the lease term, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term.

Leases where the lessor effectively retains substantially all the risks and rewards of ownership of the leased item are classified as operating leases. Operating lease payments are recognised as an expense in the profit or loss on a straight-line basis over the lease term. The aggregate benefit of incentives provided by the lessor is recognised as a reduction of rental expense over the lease term on a straight-line basis.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Provisions

A provision is recognised when the Group has a present obligation, legal or constructive, as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of economic resources will be required to settle the obligation, the provision is reversed. Where the effect of the time value of money is material, provisions are discounted using a current pre tax rate that reflects, where appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

Borrowings

Borrowings are presented as current liabilities unless the Group has an unconditional right to defer settlement for at least 12 months after the balance sheet date, in which case they are presented as non-current liabilities.

(i)	Borrowings

Borrowings are initially recorded at fair value, net of transaction costs and subsequently carried for at amortised costs using the effective interest method. Any difference between the proceeds (net of transaction costs) and the redemption value is recognised in profit or loss over the period of the borrowings using the effective interest method. Borrowings which are due to be settled within twelve months after the balance sheet date are included in current borrowings in the balance sheet even though the original term was for a period longer than twelve months and an agreement to refinance, or to reschedule payments, on a long-term basis is completed after the balance sheet date and before the financial statements are authorised for issue.

(ii)	Convertible redeemable preference shares

When convertible redeemable preference shares are issued, the total proceeds are allocated to the liability component and the equity component, which are separately presented on the balance sheet based on the terms of the contracts. On issuance of the convertible redeemable preference shares, the liability component is determined initially at its fair value, using a market interest rate for an equivalent non-convertible bond. It is classified as financial liabilities measured at amortised cost until the liability is extinguished on conversion or redemption of the preference shares.

The remainder of the proceeds of the shares issue is allocated to the conversion option (equity component), which is presented in shareholders’ equity, net of transaction costs. The carrying amount of the conversion option is not remeasured in subsequent years.

Transaction costs are apportioned between the liability and equity components of the convertible redeemable preference shares based on the allocation or proceeds to the liability and equity components when the instrument is initially recognised. When a conversion option is exercised, the carrying amount of the conversion option will be taken to share capital. When the conversion option is allowed to lapse, the carrying amount of the conversion option will be taken to retained earnings.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Borrowing costs

Borrowing costs are capitalised as part of the cost of a qualifying asset if they are directly attributable to the acquisition, construction or production of that asset. Capitalisation of borrowing costs commences when the activities to prepare the asset for its intended use or sale are in progress and the expenditures and borrowing costs are incurred. Borrowing cost are capitalised until the assets are substantially completed for their intended use or sale. All other borrowing costs are expensed in the period in which they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

Share capital and treasury shares

Proceeds from issuance of ordinary shares are classified as share capital in equity. Incremental costs directly attributable to the issuance of new ordinary shares are deducted against share capital.

When ordinary shares are reacquired (“treasury shares”), the amount of consideration paid including any directly attributable incremental costs is presented as a component within equity, until they are cancelled, sold or reissued. When treasury shares are subsequently cancelled, the cost of the treasury shares are deducted against the share capital account if the shares are purchased out of capital of the Company, or against the retained earnings of the Company, if the shares are purchased out of earnings of the Company. When treasury shares are subsequently sold or reissued pursuant to the employee share option scheme, the cost of treasury shares is reversed from the treasury shares account and the realised gain or loss on sale or reissue, net of any directly attributable incremental transaction costs and related income tax, is recognised in the capital reserve of the Company.

Deferred revenue

Deferred revenue is included in other current liabilities, and consist of the prepaid income related to the Asian online game and service business.

Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured.

Revenue comprises the fair value for the sale of goods and rendering of services net of value added tax, rebates and discounts, after eliminating sales within the Group.

Asian online game and service revenues

Asian online game and service revenues are related to the Group’s Asian online game and service business that operates play-for-fun games online to players across Asia.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition (Continued)

Asian online game and service revenues (Continued)

Online game revenues are earned through the sale of online game points, prepaid cards, game packs and also through the sublicensing of certain games to distributors. Virtual online game points are sold to distributors or end-users who can make the payments through credit cards, Internet banking or telecommunication service operators. Physical prepaid cards and game packs are sold through distributors and convenience stores. Proceeds from sales of physical cards and game packs, net of sales discounts, and online game points are deferred when received and revenue is recognised upon the actual usage of the playing time or in-game virtual items by the end-users; over the estimated useful life of virtual items; or when the sold game points expire and are no longer eligible to access the online games or products in accordance with the Group’s published game points expiration policy. Sublicensing revenues from the distributors are recognised based on end users’ activation to the game system and when the performance obligations have been completed.

The Group reports sales of virtual online game points on a gross basis. In the sales of virtual online game points, the Group acts as principal and the Group has latitude in establishing price. Fixed percentage fees retained by service providers for payment processing related to the Group’s online game services are recognised as cost of online game revenues. The Group report sublicensing revenues on a net basis. In the sublicense agreements, the Group acts as agent and the distributors are responsible for the operating and the marketing.

Online game and service revenues also include revenues derived from online advertising arrangements, sponsorship arrangements, or a combination of both. These service arrangements allow advertisers to place advertisements on particular areas of the Group’s Web sites and online games platforms over a stated period of time. Service revenues from online advertising arrangements are recognised over the displayed period of the contract when the collectability is reasonably assured.

Sales of box games

Revenue from the sale of box games are recognised when all the following conditions are satisfied:

(a)	The Group has transferred to the buyer the significant risks and rewards of ownership of the goods,

(b)	The Group retains neither continuing managerial involving to the degree usually associated to the ownership nor effective control over the goods sold,

(c)	The amount of revenue can be measured reliably,

(d)	It is probable that the economic benefits associated with the transaction will flow to the entity; and

(e)	The costs incurred or to be incurred in respect of transaction can be measured reliably.

Interest income

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Dividend income

Dividend income is recognised when the Company’s right to receive payment is established.

Rental income

Rental income from equipment is recognised on a straight-line basis over the term of the relevant lease.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Employees’ benefits

(i)	Retirement plan

Defined benefit pension plan

The Group has a defined benefit pension plan in accordance with the Labor Standards Law of the Republic of China (“R.O.C.”) for the employees located in Taiwan, covering substantially all full-time employees for services provided prior to 1 July 2005, and employees who have elected to remain in the defined benefit pension plan subsequent to the enactment of the Labor Pension Act on 1 July 2005. Under the defined benefit pension plan, net periodic pension cost, which includes service cost, interest cost, expected return on plan assets, amortisation of unrecognised net transition obligation and gains or losses on plan assets, is recognised based on an actuarial valuation report. The Group recognises the funded status of pension plan and non-pension post retirement benefit plans (retirement-related benefit plans) as an asset or liabilities in the balance sheet.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are not recognised unless the cumulative unrecognised gain or loss at the end of the previous reporting period exceeds the greater of 10 percent of the scheme assets or liabilities (“the corridor approach”). In these circumstances the excess is charged or credited to profit or loss over the employees’ expected average remaining working lives.

Defined contribution pension plan

The Group has provided defined contribution plans for employees located in Taiwan, the PRC, Hong Kong and Singapore. Contributions to the plans are expensed as incurred.

(ii)	Share-based compensation

The Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense with a corresponding increase in the share option reserve over the vesting period. The total amount to be recognised over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions, on the date of grant. Non-market vesting conditions are included in the estimation of the number of options under options that are expected to become exercisable on vesting date. At each balance sheet date, the Group revises its estimates of the number of shares under options that are expected to become exercisable on the vesting date. It recognises the impact of the revision of the original estimates, if any, in the profit or loss, and a corresponding adjustment to the share option reserve over the remaining vesting period.

No expense is recognised for options that do not ultimately vest, except for options where vesting is conditional upon a market or non-vesting condition, which are treated as vested irrespective of whether or not the market condition or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied. In the case where the option does not vest as a result of a failure to meet a non-vesting condition that is within the control of the Group or the employee, it is accounted for as a cancellation. In such case, the amount of the compensation cost that otherwise would be recognised over the remainder of the vesting period is recognised immediately in profit or loss upon cancellation. The share option reserve is transferred to retained earnings upon expiry of the share options.

When the options are exercised, the proceeds received (net of any directly attributable transaction costs) and the related balance previously recognised in the share option reserve are credited to the share capital account, when new ordinary shares are issued, or to the treasury shares account when treasury shares are re-issued to the employees.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Employees’ benefits (Continued)

(iii) Employee leave entitlement

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability as a result of services rendered by employees up to the balance sheet date.

Income tax

Income tax expense represents the sum of the tax currently payable and deferred tax.

Current income tax for current and prior periods is recognised at the amount expected to be paid to or recovered from the tax authorities, using tax rates and tax laws that have been substantively enacted by the balance sheet date in the countries where the Group operates and generates taxable income. Current income taxes are recognised in profit or loss except to the extent that the tax relates to items recognised outside profit or loss, either in other comprehensive income or directly in equity. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries associates and joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be utilised. Unrecognised deferred tax assets are reassessed at each balance sheet date and are recognised to the extent that it has become probable that future taxable profit will allow deferred tax assets to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised, based on tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is charged or credited to profit or loss, except when it relates to items charged or credited directly to other comprehensive income or equity, in which case the deferred tax is also dealt with in other comprehensive income or equity.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Related parties

A related party is defined as follows:

(a)	A person or a close member of that person’s family is related to the Group and the Company if that person:

(i)	Has control or joint control over the Company;

(ii)	Has significant influence over the Company; or

(iii)	Is a member of the key management personnel of the Group or the Company or of a parent of the Company.

(b)	An entity is related to the Group and the Company if any of the following conditions applies:

(i)	The entity and the Company are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii)	Both entities are joint ventures of the same third party.

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Company or an entity related to the Company.

(vi)	The entity is controlled or jointly controlled by a person identified in (a);

(vii)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Cash and cash equivalents

For the purpose of the consolidated statement of cash flows, cash and cash equivalents comprise cash on hand, deposits with financial institutions, and short term, highly liquid investments readily convertible to known amounts of cash and subjected to an insignificant risk of changes in value.

Contingencies

A contingent liability is a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group, or a present obligation that arises from past events but is not recognised because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group.

Contingent liabilities and assets are not recognised on the balance sheet of the Group, except for contingent liabilities assumed in a business combination that are present obligations and which the fair values can be reliably determined.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker responsible for allocating resources and assessing performance of the operating segments.

Non-current assets (or disposal groups) held for sale and discontinued operations

Non-current assets (or disposal groups) is classified as assets held for sale when the sale is highly probable and the assets or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification. Non-current assets held for sale are measured at the lower of carrying amount and fair value less costs to sell, if their carrying amount is recovered principally through a sale transaction rather than through continuing use. These non-current assets are not depreciated or amortised while they are classified as held for sale.

A discontinued operation is a component of an entity that either has been disposed of, or that is classified as held for sale and represents a separate major line of business or geographical area of operations or is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale.

Any impairment loss on initial classification and subsequent measurement is recognised as an expense. Any subsequent increase in fair value less costs to sell (not exceeding the accumulated impairment loss that has been previously recognised) is recognised in profit or loss.

3.	CRITICAL ACCOUNTING ESTIMATES, ASSUMPTIONS AND JUDGEMENTS

Estimates are continually evaluated and are based on historical experience and other factors, including expectations of the future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal to the related actual results. The estimates and assumptions that have significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(i)	Estimated impairment of assets

The Group tests annually whether goodwill and other intangible assets with indefinite lives have suffered any impairment, and reviews other non-financial assets annually or whenever there is any objective evidence or indication that these assets may be impaired, in accordance with the accounting policy stated in Note 2. The recoverable amounts of CGUs or the asset are determined from value-in-use calculations or fair value approach. The key assumptions for the value-in-use calculations of goodwill are those regarding the discount rates, growth rates and expected changes to revenues and costs and expenses and further details are in Note 13.

The key assumptions pertaining to available-for-sale financial assets and investment in associates are in Notes 16 and 15 respectively.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

3.	CRITICAL ACCOUNTING ESTIMATES, ASSUMPTIONS AND JUDGEMENTS (Continued)

(ii)	Potential tax liabilities

The Group is subject to income taxes in numerous jurisdictions. In determining the income tax liabilities, management is required to estimate the amount of capital allowances and the deductibility of certain expenses (“potential tax liabilities”) at each tax jurisdiction.

The amount of unrecognised tax benefits may increase or decrease in the future for various reasons such as current year tax positions, expiration of statutes of limitations, litigation, legislative activity, or other changes in facts regarding realisability. However, at this time, an estimate of the potential range of change cannot be reasonably made.

(iii)	Defined benefit pension plan

Weighted-average assumptions used to determine benefit obligations and net periodic pension costs at 31 December 2012 and 2011 were as follows:

	2012	2011
Discount rate	1.75%	2.00%
Rate of return on plan assets	1.75%	2.00%
Rate of compensation increase	1.50%	1.00%

Further details are given at Note 27(i).

(iv)	Share options

The Company used the Black-Scholes option-pricing model to estimate the fair value of share options granted to employees. The following summarises the assumptions used in the model for options granted during the year ended 31 December 2012 and 2011:

For the year ended 31 December	2012	2011
Option term (years)	5.73	5.99
Volatility	59.76%~67.02%	58.89%~63.03%
Weighted-average volatility	62%	59%
Weighted-average share price	US$0.96	US$1.06
Risk-free interest rate	0.885%~1.152%	2.14%~2.31%
Dividend yield	0%	0%
Weighted-average fair value of option granted during the year	US$0.54	US$0.60

Option term—The expected term of the options granted represents the period of time that they are expected to be outstanding. The Company estimates the expected term of options granted based on historical experience with grants and option exercises.

Expected volatility rate—An analysis of historical volatility was used to develop the estimate of expected volatility.

Risk-free interest rate—The risk-free interest rate is based on yields of U.S. Treasury bonds for the expected term of the options.

Expected dividend yield—The dividend yield is based on the Company’s current dividend yield.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

4.	REVENUE

	Group
	2012	2011
	US$’000	US$’000

Asian online game and service revenues	27,470	33,969

5.	OTHER OPERATING INCOME

	Note	Group
		2012	2011
		US$’000	US$’000

Gain on sale of available-for-sale financial assets		5,665	6,299
Gain on sale of T2CN shares		—	4,739
Gain on sale of IAHGames	14(a)	234	—
Interest income		283	762
Recovery of loss on termination of third-party contract	14(b)	—	2,012
Others		201	1,010

		6,383	14,822

6.	OTHER OPERATING EXPENSES

	Note	Group
		2012	2011
		US$’000	US$’000

Loss on disposal of property, plant and equipment		208	49
Loss on sale of Spring Asia	14(a)	23	—
Impairment loss on prepaid licensing fees and intangible assets	13 & 17	13,206	7,927
Impairment loss on available-for-sale financial assets (non-current)	16	1,193	679
Impairment loss on property, plant and equipment	12	217	—
Impairment loss on investment in associates	15	—	12,648
Allowance for doubtful receivables	34	169	1,820
Foreign exchange loss, net		1,199	589
Other		562	—

		16,777	23,712

NOTES TO THE FINANCIAL STATEMENTS (Continued)

7.	FINANCE EXPENSES

	Group
	2012	2011
	US$’000	US$’000

Interest expense on short-term borrowings	247	426

8.	INCOME TAX EXPENSE / (BENEFIT)

	Note	Group
		2012	2011
		US$’000	US$’000
Continuing operations
Current income tax
- Foreign		625	(539)
Deferred income tax	18	46	294

Income tax expense / (benefit)		671	(245)

The tax expense on loss before tax differs from the amount that would arise using the Singapore standard rate of income tax as explained below:

	Group
	2012	2011
	US$’000	US$’000

Loss before tax
- continuing operations	(17,553)	(18,038)
- discontinued operations	(41)	(53,903)

	(17,594)	(71,941)

Tax calculated at a tax rate of 17% (2011: 17%)	(2,991)	(12,230)

Tax effect of
- different tax rates in other countries	—	(5,588)
- deferred tax assets not recognised	517	2,786
- non-taxable income	(472)	—
- expenses not deductible for tax purpose	3,356	14,758
- other	261	29

Tax expense / (benefit)	671	(245)

NOTES TO THE FINANCIAL STATEMENTS (Continued)

9.	LOSS FROM CONTINUING OPERATIONS

The following items have been included in arriving at loss from continuing operations for the year:

	Note	Group
		2012	2011
		US$’000	US$’000

Gain on sale of IAHGames	14(a)	(234)	—
Loss on sale of Spring Asia	14(a)	23	—
Amortisation charge on intangible assets	13	2,156	2,299
Depreciation of property, plant and equipment	12	1,056	1,787
Foreign exchange loss—net		1,199	589
Impairment loss of property, plant and equipment	12	217	—
Impairment loss on prepaid licensing fees and intangible assets	13 &17	13,206	7,927
Impairment loss on available-for-sale financial assets (non-current)	16	1,193	679
Impairment loss on investment in associates	15	—	12,648
Rental expense—operating lease		1,486	2,146

10.	LOSS FROM DISCONTINUED OPERATIONS

JIDI Network Technology (Shanghai) Co., Ltd. (JIDI)

In June 2012, the board of directors approved a plan to liquidate and dissolve JIDI Network Technology (Shanghai) Co., Ltd. (“JIDI”), a wholly-owned subsidiary in the PRC, and Shanghai JIDI Network Technology Co., Ltd. (“Shanghai JIDI”), a Variable Interest Entity (“VIE”) controlled through a series of contractual arrangements. Results for JIDI and Shanghai JIDI operations are reported as discontinued operations in 2011 and 2012. The carrying amounts of the remaining assets and liabilities of JIDI and Shanghai JIDI were not significant to the Consolidated Financial Statements as of 31 December 2012.

Gaming software and service business

The 40% ownership of Everest Gaming held by the Group diluted to 33.66 percent after Betclic Everest Group (“BEG”) converted its US$8.3 million shareholder loan in April 2012, and the Group entered into another agreement with BEG to sell the remaining 33.66 percent in Everest Gaming for a consideration of US$1.7 million, in which US$985,000 were to be settled in cash, while the remainder were to fulfill a 2009 tax liability. The disposal was completed in early August 2012. The sale resulted in the recognition of a gain of US$2.5 million, inclusive of gain on mutually waived net liabilities, and net of transaction costs.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

10.	LOSS FROM DISCONTINUED OPERATIONS (Continued)

	Group
	2012	2011
	US$’000	US$’000
		(Restated)

Revenue	99	79
Cost of revenues	(455)	(896)
Product development and engineering expenses	(235)	(44)
Selling and marketing expenses	(245)	(606)
General and administrative expenses	(1,091)	(2,292)
Other operating income	4	4
Other operating expenses	(598)	(433)
Gain on sale of associate	2,480	—
Share of loss of associate	—	(49,715)

Total loss for the year from discontinued operations, net of tax	(41)	(53,903)

The net cash flows attributable to the above discontinued operations are as follows:

	Discontinued operations
	2012	2011
	US$’000	US$’000
Operating cash outflows	(942)	(2,745)
Investing cash inflows / (outflows)	1,003	(5,424)
Financing cash outflows	—	2,022

Total cash inflows / (outflows)	61	(6,147)

11.	STAFF COSTS

	Group
	2012	2011
	US$’000	US$’000

Wages and salaries	12,209	14,697
Employee equity-settled share-based payment	179	1,165
Employee expense relating to defined benefit and contribution pension plans	684	892
Termination benefits	639	(36)

	13,711	16,718

Key management remuneration is disclosed in Note 33(ii).

NOTES TO THE FINANCIAL STATEMENTS (Continued)

12.	PROPERTY, PLANT AND EQUIPMENT

Group	Freehold land	Buildings	Information and communication equipment	Office furniture and equipment	Transportation equipment	Leasehold improvements	Equipment under installation	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Cost
At 1 January 2011	763	1,300	6,565	906	152	2,133	921	12,740
Additions	—	—	404	83	—	88	193	768
Disposals	—	—	(120)	(137)	—	(621)	—	(878)
Reclassification	—	—	803	46	—	72	(921)	—
Acquisition of business—OneNet	—	—	825	46	—	136	—	1,007
Consolidation of business—Monsoon	—	—	15	—	—	—	—	15
Currency translation difference	(29)	(49)	(188)	(16)	(4)	(27)	(5)	(318)

At 31 December 2011	734	1,251	8,304	928	148	1,781	188	13,334
Additions	—	—	229	12	—	95	93	429
Disposals	—	—	(1,124)	(300)	(106)	(711)	—	(2,241)
Reclassification	—	—	82	—	—	175	(257)	—
Deconsolidation of business—IAHGames	—	—	(2,793)	(357)	(44)	(898)	—	(4,092)
Written off	—	—	(5)	(1)	—	—	(1)	(7)
Currency translation difference	31	53	164	6	2	13	5	274

At 31 December 2012	765	1,304	4,857	288	—	455	28	7,697

NOTES TO THE FINANCIAL STATEMENTS (Continued)

12.	PROPERTY, PLANT AND EQUIPMENT (Continued)

Group	Freehold land	Buildings	Information and communication equipment	Office furniture and equipment	Transportation equipment	Leasehold improvements	Equipment under installation	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Accumulated depreciation and impairment
At 1 January 2011	27	352	4,752	427	116	1,349	—	7,023
Depreciation charge to profit or loss	—	18	1,409	219	13	421	—	2,080
Depreciation capitalised in intangible assets	—	—	20	—	—	—	—	20
Disposals	—	—	(112)	(90)	—	(510)	—	(712)
Acquisition of business—OneNet	—	—	290	30	—	91	—	411
Acquisition of business—Monsoon	—	—	6	—	—	—	—	6
Currency translation difference	(1)	(14)	(132)	(8)	(4)	(23)	—	(182)

At 31 December 2011	26	356	6,233	578	125	1,328	—	8,646
Depreciation charge to profit or loss	—	17	887	130	3	189	—	1,226
Depreciation capitalised in intangible assets	—	—	13	—	—	—	—	13
Disposals	—	—	(595)	(177)	(106)	(490)	—	(1,368)
Deconsolidation of business—IAHGames	—	—	(2,404)	(268)	(24)	(664)	—	(3,360)
Impairment charge	188	29	—	—	—	—	—	217
Currency translation difference	4	16	139	6	2	12	—	179

At 31 December 2012	218	418	4,273	269	—	375	—	5,553

Net book value
At 31 December 2012	547	886	584	19	—	80	28	2,144

At 31 December 2011	708	895	2,071	350	23	453	188	4,688

The Group pledged land and buildings with a net book value of US$Nil (2011: US$1.6 million) as collateral for bank borrowings as of 31 December 2012 (Note 25).

NOTES TO THE FINANCIAL STATEMENTS (Continued)

12.	PROPERTY, PLANT AND EQUIPMENT (Continued)

In 2012, the Group recorded an impairment charge of US$217,000, for its land and buildings, based on an independent valuation performed by an independent valuer which is based on quoted prices of similar assets in the market.

13.	INTANGIBLE ASSETS

	Group
	2012	2011
	US$’000	US$’000

Goodwill arising on acquisition of business	16,934	28,437
Trademarks	12,211	11,711
Others	3,464	3,823

	32,609	43,971

(i)	Goodwill arising on acquisition of business

	Note	Group
		2012	2011
		US$’000	US$’000
Cost
At 1 January		35,789	41,748
Deconsolidation of business—IAHGames	14(a)	(7,352)	—
Acquisition of business—OneNet		—	1,049
Reversal of contingent payment of minimum guarantee under licensing agreement		—	(5,885)
Currency translation difference		1,214	(1,123)

At 31 December		29,651	35,789

Accumulated impairment
At 1 January		7,352	2,255
Deconsolidation of business—IAHGames	14(a)	(7,352)	—
Impairment charges		12,489	5,097
Currency translation difference		228	—

At 31 December		12,717	7,352

Net book value		16,934	28,437

NOTES TO THE FINANCIAL STATEMENTS (Continued)

13.	INTANGIBLE ASSETS (Continued)

(i)	Goodwill arising on acquisition of business (Continued)

Provisional accounting for acquisition of IAHGames

In July 2010, a contingent payment of minimum guarantee under licensing agreement has been identified arising from this acquisition. Management and their in-house legal counsel has determined, on a provisional basis, that the fair value of the contingent payment is $5.9 million, as the Group was still in discussion with the game developer to waive or reduce the minimum guarantee. In 2011, the Group has received objective evidence that the game developer is highly unlikely to demand repayment for this amount and thus, this amount has been adjusted against goodwill.

Impairment tests for goodwill

Goodwill acquired through business combinations have been allocated to the Group’s cash-generating units (CGUs) in the Asian online game and service operating segment, and the carrying amounts are as follows:

	2012	2011
	US$’000	US$’000

FunTown Group	16,934	28,437

(The Funtown Group refers to a sub-group of operating entities held by Funtown World Limited, a wholly owned subsidiary of GigaMedia Limited, incorporated in the British Virgin Islands.)

The recoverable amount of a CGU was determined based on value-in-use calculations. Cash flow projections used in these calculations were based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period were extrapolated using the estimated growth rates stated below. The growth rate did not exceed the long-term average growth rate for the business in which the CGU operates.

Key assumption used for value-in-use calculations:

	2012	2011
	FunTown Group	FunTown Group	IAHGames

Operating margin (1)	19.4%	36.1%	(1.2)%
Growth rate (2)	0.0%	0.0%	3.0%
Discount rate (3)	20.6%	20.3%	15.8%

(1)	Budgeted operating margin.
(2)	Weighted average growth rate used to extrapolate cash flows beyond the budget period.
(3)	Pre-tax discount rate applied to the pre-tax cash flow projections.

Further key assumptions pertain to continuous popularity of current games. Management determined budgeted operating margin based on past performance and its expectations of the market development. The weighted average growth rates used were consistent with the forecasts included in industry reports. Management recognises that the speed of technological change and the possibility of new entrants can have a significant impact on operating margin and growth rate assumptions. The discount rates used were pre-tax and reflected specific risks relating to the relevant segments.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

13.	INTANGIBLE ASSETS (Continued)

(i)	Goodwill arising on acquisition of business (Continued)

Goodwill from the acquisition of FunTown, which constitutes our Asian online game and service business, was written down to its recoverable amount of US$16.9 million as at 31 December 2012, resulting in an impairment charge of US$12.5 million in 2012, which is included within other operating expenses in the Consolidated Statement of Comprehensive Income. As a result of the overall downturn of the online game industry and repositioning of FunTown to focus on market growth in browser/mobile games in the multi-platform market, the Group estimated that the fair value of the Asian online game and service business had decreased and, as a result, impaired the goodwill related to FunTown as of 31 December 2012. The impairment charge was determined by estimates of future cash flows from FunTown’s business which have been reduced due to the Group’s change in strategic focus to self-developed casual games versus licensed MMOs (massive multiplayer online games) and the slowdown in the PC-based online games market where the Group are currently positioned, indicating that the original amount of the goodwill from the acquisition of FunTown could not be fully recovered as of 31 December 2012.

Goodwill from acquisition of IAHGames was fully written down to US$Nil as of 31 December 2011, resulting in an impairment charge of US$4.0 million in 2011 which is included within other operating expenses in the statement of comprehensive income. The impairment charge resulted as the Group’s estimates of future cash flows for IAHGames’ business had been reduced due to lower than expected operating performance results in 2011 indicating that the carrying amount of the goodwill from the acquisition of IAHGames could not be fully recovered as of 31 December 2011.

Goodwill from the acquisition of OneNet Co., Ltd. (“OneNet”) was fully written down to US$Nil as of 31 December 2011, resulting in an impairment charge of US$1.0 million in 2011, which is included within other operating expenses in the Consolidated Statement of Comprehensive Income. The impairment charge resulted as the Group’s estimates of future cash flows for OneNet’s business had been reduced due to lower than expected operating performance results in 2011, indicating that the carrying amount of the goodwill from the acquisition of OneNet could not be recovered as of 31 December 2011.

(ii)	Trademarks

	Group
	2012	2011
	US$’000	US$’000

At 1 January	11,711	12,173
Currency translation difference	500	(462)

At 31 December	12,211	11,711

The above includes trademarks with indefinite useful life of approximately US$12.2 million (2011: US$11.7 million) as of 31 December 2012, which are not amortised. No impairment of trademarks has been identified for 2012 and 2011.

Trademarks are treated as having indefinite useful live as management expects to continue the related business indefinitely and all other conditions for treatment as an intangible with an indefinite useful life has been met.

The CGU which the above belongs to is the Funtown Group and key assumption pertaining to the impairment testing can be found at Note 13 (i).

NOTES TO THE FINANCIAL STATEMENTS (Continued)

13.	INTANGIBLE ASSETS (Continued)

(iii) Other intangible assets

	Group
	2012	2011
	US$’000	US$’000

At 1 January	3,823	7,596
Additions and capitalised during the year	1,707	1,265
Amortisation for the year	(2,192)	(2,299)
Impairment charges	(15)	(2,583)
Currency translation difference	141	(156)

At 31 December	3,464	3,823

Cost	12,494	16,245
Accumulated amortisation and impairment	(9,030)	(12,422)

Net book value	3,464	3,823

In 2012 and 2011, the Group recorded an impairment charge of US$15,000 and US$40,000 related to capitalised software costs, respectively. The impairment charges for the capitalised software costs were the result of certain projects within its Asian online game and service segment that the Group ceased further development on and as a result the Group recorded a full impairment to the carrying value of the assets related to these projects.

As of 31 December 2011, the favourable lease right resulting from the acquisition of IAHGames with a carrying amount of US$2.5 million was fully written down, resulting in an impairment charge of US$2.5 million. The impairment charges resulted as the Group’s estimates of future cash flows related to the non-compete contracts and favourable lease rights (part of the IAHGames CGU), which indicated that the carrying amount of the CGU to which non-compete contracts and favourable lease right might belong could not be recovered as of 31 December 2011.

(iv)	Amortisation expense and impairment loss included in the consolidated statement of comprehensive income is analysed as follows:

	Group
	2012	2011
Amortisation expense	US$’000	US$’000

Cost of revenue	249	859
Product development and engineering expenses	731	4
Selling and marketing expenses	13	14
General and administrative expenses	1,163	1,422
Loss from discontinued operations	36	—

Total	2,192	2,299

NOTES TO THE FINANCIAL STATEMENTS (Continued)

13.	INTANGIBLE ASSETS (Continued)

(iv)	Amortisation expense and impairment loss included in the consolidated statement of comprehensive income is analysed as follows: (Continued)

	Group
	2012	2011
	US$’000	US$’000
Impairment loss
Other operating expenses	12,504	7,680

14.	SUBSIDIARIES

	Company
	2012	2011
	US$’000	US$’000

At beginning of year	168,063	174,764
Impairment during the year	(56,884)	—
Disposal of subsidiary	(34)	—
Currency alignment	7,369	(6,701)

	118,514	168,063

The fair value of the net assets acquired and the effect of the acquisition to the Group’s financial position is described below in this note.

Details of the significant subsidiaries are as follows:

Entity	Place of incorporation	Percentage ownership interest		Principal activities
		2012	2011
Held by the Company
GigaMedia International Holdings Limited	British Virgin Islands	100%	100%	Holding company

Held by GigaMedia International Holdings Limited
GigaMedia SuperCup Holdings Limited	British Virgin Islands	— **	100%	Holding company
GigaMedia Global Limited	British Virgin Islands	100%	100%	Online games
Cambridge Entertainment Software Limited	British Virgin Islands	100%	100%	Holding company
GigaMedia (HK) Limited	Hong Kong	100%	100%	Holding company
Crestmillion International Limited	British Virgin Islands	— **	100%	Holding company

NOTES TO THE FINANCIAL STATEMENTS (Continued)

14.	SUBSIDIARIES (Continued)

Entity	Place of incorporation	Percentage ownership interest		Principal activities
		2012	2011
Held by GigaMedia International Holdings Limited (Continued)
GigaMedia Japan Pte. Ltd.	Singapore	— **	100%	Holding company
GigaMedia Finance International Limited	Cayman Islands	— **	100%	Holding company
Bridgepoint International Limited	British Virgin Islands	100%	100%	Holding company
Gloryland Asia Limited	British Virgin Islands	— **	100%	Online games
GigaMedia Online Entertainment Corp.	Cayman Islands	100%	100%	Holding company

Held by GigaMedia Online Entertainment Corp.
FunTown World Limited	British Virgin Islands	100%	100%	Holding company
GigaMedia Asia Limited	British Virgin Islands	100%	100%	Holding company
GigaMedia Asia Pacific Limited	British Virgin Islands	100%	100%	Holding company
Skyace Pacific Limited	British Virgin Islands	100%	100%	Online games
Centermax Limited	British Virgin Islands	100%	100%	Holding company
GigaMedia Capital Limited	British Virgin Islands	100%	100%	Holding company
GigaMedia Development Limited	British Virgin Islands	— **	100%	Online games
Giga Slam Dunk Corporation	Malaysia	100%	100%	Online games
Giga Wartime Corporation	Malaysia	100%	100%	Online games
E-Sports International Corporation Limited	Hong Kong	— **	100%	Online games
Dragon Mark Holdings Limited	British Virgin Islands	100%	100%	Holding company
Premiere Vantage Holdings Limited	British Virgin Islands	100%	100%	Holding company
GigaMedia Freestyle Holdings Limited	British Virgin Islands	100%	100%	Holding company
Spring Asia Limited (formally known as New Media Investment Corporation)	Labuan	100%	100%	Holding company
Asia Online Games Corporation (formally known as GigaMedia (Labuan New) Limited)	Labuan	— **	100%	Holding company
GigaMedia (Labuan) Limited	Labuan	100%	100%	Holding company
Megabiz Limited	British Virgin Islands	100%	100%	Holding company
Nova Matrix Limited	British Virgin Islands	— **	100%	Holding company

NOTES TO THE FINANCIAL STATEMENTS (Continued)

14.	SUBSIDIARIES (Continued)

Entity	Place of incorporation	Percentage ownership interest		Principal activities
		2012	2011

Held by FunTown World Limited
FunTown Hong Kong Limited	Hong Kong	100%	100%	Online games

Held by FunTown Hong Kong Limited
FunTown Software (Shanghai) PRC Limited	PRC	100%	100%	Online games

Held by Skyace Pacific Limited
Dragongate Enterprises Limited	British Virgin Islands	70%	70%	Online games

Held by Dragongate Enterprises Limited
GigaMedia Dragongate Limited	Labuan	100%	100%	Online games

Held by Cambridge Entertainment Software Limited
Cambridge Interactive Development Corporation	U.S.A.	100%	100%	Online games
Cambridge Interactive Development Corporation (Quebec) Inc.	Canada	— **	100%	Financial and management services
Internet Media Licensing Limited	British Virgin Islands	100%	100%	Software development and application services

Held by Internet Media Licensing Limited
Ultra Internet Media S.A. (“UIM”)	Nevis	100%	100%	Online entertainment operator

Held by Dragon Mark Holdings Limited
Wolverine Holdings Group Limited	British Virgin Islands	100%	100%	Holding company

Held by GigaMedia (Labuan) Limited
Leisure Alliance Sdn. Bhd.	Malaysia	100%	100%	Holding company

NOTES TO THE FINANCIAL STATEMENTS (Continued)

14.	SUBSIDIARIES (Continued)

Entity	Place of incorporation	Percentage ownership interest		Principal activities
		2012	2011
Held by Leisure Alliance Sdn. Bhd.
Hoshin GigaMedia Center Inc.	Taiwan	100%	100%	Online games
GigaMedia Cloud Services Co., Ltd.	Taiwan	100%	100%	Cloud computing services

Held by Bridgepoint International Limited
Implus International Limited	British Virgin Islands	100%	100%	Holding company

Held by GigaMedia Asia Pacific Limited
Spring Asia Limited – (“Spring Asia”)	British Virgin Islands	—	100%	Holding company
Infocomm Asia Holdings Pte. Ltd. (“IAHGames”)	Singapore	note (a)	80%	Online games

Held by GigaMedia Asia Limited
GigaMedia China Limited	British Virgin Islands	100%	100%	Holding company

Held by GigaMedia (HK) Limited
GigaMedia Europe Limited S.à.r.l.	Luxembourg	100%	100%	Holding company for 40% of Everest Mangas
JIDI Network Technology (Shanghai) Co., Ltd. (“JIDI”)	PRC	100%*	100%*	Online games

Controlled by JIDI Network Technology (Shanghai) Co., Ltd.
Shanghai JIDI Network Technology Co., Ltd. (“Shanghai JIDI”)	PRC	— *	— *	Online gaming operator

NOTES TO THE FINANCIAL STATEMENTS (Continued)

14.	SUBSIDIARIES (Continued)

*	In order to comply with foreign ownership restrictions and to hold the necessary licenses required, the Group operates its Asian online game and service business in the People’s Republic of China (“PRC”) through Shanghai JIDI Network Technology Co., Ltd. (“Shanghai JIDI”). The Group has no ownership interest in Shanghai JIDI and relies on a series of contractual arrangements that are intended to give the Group effective control over Shanghai JIDI, and the Group is therefore considered having retained significant beneficial interest in Shanghai JIDI. As part of contractual arrangements, each of the shareholders of Shanghai JIDI has pledged all of their respective equity interests in Shanghai JIDI to JIDI Network Technology (Shanghai) Co., Ltd. (“JIDI”) as security for the full performance of their respective obligations under all of their agreements with JIDI. According to the PRC Property Rights Law, a pledge over the equity interests of a limited liability company is created only when such equity pledge agreements are registered with the relevant local branch of the State Administration for Industry and Commerce (the “SAIC”). Shanghai JIDI has successfully registered the equity pledge agreements with the relevant local branch of the SAIC. The Group believes that it will be able to enforce these pledges in the PRC courts since these equity pledge agreements have been properly registered.

Those contractual arrangements have been duly executed and the share pledge agreements have been registered with local government authority in compliance with PRC legal requirements. Shanghai JIDI holds an Internet Content Provider (“ICP”) license, an Internet cultural operation licenses and an Internet publishing license. The financial results of Shanghai JIDI have been included in the accompanying consolidated financial statements since January 2011.

JIDI’s contribution to the Group’s results for 2011 is immaterial and no goodwill was recognised.

During the financial year, due to strategic reasons to further simplify its operations and reduce its cost structure, the board of directors approved a plan to liquidate Shanghai JIDI as disclosed in Note 10.

**	Dormant / investment holding companies liquidated or deregistered with no material financial impact during the year.

(a)	Deconsolidation of IAHGames and Disposal of Spring Asia in 2012

In July 2012, the Group entered into various agreements to dispose 100 percent of the shares of Spring Asia, an investment holding subsidiary which holds 30 percent of the shares of Game First International Corporation (“GFI”) (Note 15), to IAHGames, as well as a 60 percent ownership in IAHGames to the non-controlling interests in IAHGames. Subsequent to the disposal, the Group lost control of IAHGames and retained 20 percent of IAHGame’s equity interest, and consequently classified the investment as associate (Note 15).

The control to these two subsidiaries was determined to be lost in August 2012 and hence was deconsolidated thereon.

In consideration for the sale of IAHGames and Spring Asia, the Group will receive US$1 and US$3 million respectively in cash. The Spring Asia consideration is to be collected in four equal installments, with the first due upon closing, the second due in October 2012, the third due in January 2013 and the fourth due in April 2013. The payments are collateralised by the shares of Spring Asia and its shares in GFI and are only released from the escrow in proportion to the payment made upon each installment. The first installment of US$750,000 was received upon the closing on 15 August 2012. However, the buyer has defaulted on the remaining three installments. The Group have provided IAHGames sufficient payment demand notices, and also granted the buyer a 90-day curing period for each defaulted payment following the due dates for each of the respective installments. Additionally, the Group has also provided notices upon the expiration of each of the 90-day curing period of the Group’s intention to enforce re-possessing rights on the proportionate shares held by the escrow agent. The curing period of the last installment will expire on 2 July 2013 (Note 36).

NOTES TO THE FINANCIAL STATEMENTS (Continued)

14.	SUBSIDIARIES (Continued)

(a)	Deconsolidation of IAHGames and Disposal of Spring Asia in 2012 (Continued)

The Group accounted for the deconsolidation of and the retained non-controlling investment of IAHGames in August 2012 at fair value. Net assets of the IAHGames and Spring Asia as at the date of lost of control were as follows:

	Note	IAHGames and Spring Asia
		As at date of disposal
		US$’000
Assets:
Cash and bank balances		1,308
Trade receivables		1,009
Other receivables, deposits and prepayment		25
Investments in associates		3,023
Property, plant and equipment	12	732
Other non-current assets		366

Total assets		6,463

Liabilities:
Trade payables		992
Other payables and accruals		2,080
Income tax payable		1,080
Other current liabilities		239
Other liabilities		2,082

Total liabilities		6,473

Net liabilities derecognised		(10)
Less: Foreign currency translation reserve reclassified		(217)
Add: Non-controlling interest		3,016

		2,789

Fair value of consideration		3,000
The fair value of the 20% retained non-controlling investment in IAHGames at the date the control was lost		—
Net assets of IAHGames and Spring Asia at the date of the deconsolidation		(2,789)

Net gain on disposal		211

Representing:
Gain on deconsolidation of IAHGames		234
Loss on disposal of Spring Asia		(23)

Net gain on disposal		211

NOTES TO THE FINANCIAL STATEMENTS (Continued)

14.	SUBSIDIARIES (Continued)

(a)	Deconsolidation of IAHGames and Disposal of Spring Asia in 2012 (Continued)

	Note	IAHGames and Spring Asia
		As at date of disposal
		US$’000
Consideration received		750
Consideration receivable	23	2,250

		3,000

		US$’000
Net cash inflow on disposal
Consideration received in cash		750
Less: Cash and cash equivalent disposed		(1,308)

		(558)

(b)	Acquisition of business in 2011 - Monsoon

The Group acquired an equity investment in Monsoon Online Pte Ltd (“Monsoon”), an operator and distributor of online games in Southeast Asia, as a result of the Group’s acquisition of a majority voting interest in IAHGames with effect from 1 July 2010. In connection with the strategic alliance, Monsoon entered into various agreements with a game licensor (“Game Licensor”) to distribute selected games (“Distributor Agreements”) in Southeast Asia. Although IAHGames holds 100 percent of the common stock of Monsoon, the Group concluded not to consolidate Monsoon at the date of acquisition as the Game Licensor had substantive participating rights to Monsoon’s business operations pursuant to a management agreement (“Management Agreement”). In September 2011, IAHGames, Monsoon and the Game Licensor entered into a termination agreement whereby all parties agreed to terminate the Management Agreement and Distributor Agreements with effect from 31 August 2011.

From 1 September 2011, IAHGames obtained effective control over Monsoon and therefore the Group commenced consolidation of Monsoon’s results since that date. As part of the termination, Monsoon received approximately US$2.2 million in cash, including proceeds from sales of the remaining game inventories.

Accordingly, IAHGames’ and Monsoon’s commitments under the Distribution Agreement with the Game Licensor were terminated, resulting in the following financial impact:

	Note	2011 US$’000
Gain on cancellation of warrant liabilities	5	665
Gain on reversal of impairment of prepaid expenses		1,347

		2,012

Following the loss of control over IAHGames in the current financial year as disclosed in Note 14(a), Monsoon was no longer a subsidiary of the Group with effect from August 2012.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

14.	SUBSIDIARIES (Continued)

(c)	Acquisition of business in 2011 - Onenet

On 1 January 2011, the Group entered into a convertible loan agreement with OneNet resulting in potential voting rights of 13.07% (in addition to the 49.9% equity shares already owned) and is assessed to have obtained control over OneNet. The results of OneNet were consolidated from that date. Goodwill arising at this date amounted to US$1.05 million (Note 13). The contribution of OneNet to the Group’s results in 2011 is not considered to be significant. In August 2011, the Group exercised the option to convert to equity shares. On that same date, the Group also purchased an additional 37.03% equity stake, giving the Group 100% shareholdings in OneNet. Transfer of these shares has not been completed as of 31 December 2011 and is pending receipt of curtained required governmental certificates. Upon completion, the Group will hold 100% of the equity shares.

Following the loss of control over IAHGames in the current financial year as disclosed in Note 14(a), Onenet was no longer a subsidiary of the Group with effect from August 2012.

15.	ASSOCIATES

	Note		Group
			2012	2011
			US$’000	US$’000

Equity shares at cost			5,055	74,138

Carrying amount
At 1 January			7,615	65,395
Disposal of Everest Gaming	(a	)	—	—
Disposal of GFI	(b	)	(3,023)	—
Share of profit of associates for the year			234	(48,239)
Recognising of losses against loan receivable from associate forming part of the Group’s net investment in the associates			—	5,382
Transfer to investment in subsidiaries—OneNet			—	(194)
Impairment charges			—	(12,648)
Cash dividend received			—	(1,907)
Currency translation differences			397	(174)

At 31 December			5,223	7,615

The summarised financial information of the associates, not adjusted for the percentage ownership held by the Group is as follows:

	2012	2011
	US$’000	US$’000

Revenue	6,641	82,144
Net loss for the period / year	(2,412)	(106,757)
Total assets	40,808	68,624
Total liabilities	5,054	11,311

NOTES TO THE FINANCIAL STATEMENTS (Continued)

15.	ASSOCIATES (Continued)

Details of the Group’s associates at 31 December 2012 are as follows:

Name of companies	Principal activities	Country of incorporation and place of business	Effective equity held by the Group
			2012	2011
			%	%
Mangas Everest S.A.S. (“Everest Gaming”)	Gaming software and service business	France/North America and Malta	—	40
Game First International Corporation (“GFI”) (Note 14(a))	Distribution of online games	Taiwan	—	30
East Gate Media Contents & Technology Fund (“East Gate”)	Online game business and films	Korea	18	18
Infocomm Asia Holdings Pte. Ltd. (Note 14(a))	Online games	Singapore	20	—

(a)	The Group recognised its share of losses in Everest Gaming for the year 2011 under the equity method of accounting which totaled US$49.7 million, which resulted in a negative investment balance as of 31 December 2011. During 2011, the Group entered into loan agreements in the aggregate of US$5.2 million with Everest Gaming, with interest rates of 3 percent per annum. The Group charged this negative investment balance against this loan receivable that Everest Gaming has outstanding to the Group as of 31 December 2011, which the Group considers as part of the investment in Everest Gaming.

As of 31 December 2011, the balance of this loan receivable was US$Nil after being reduced in connection with absorbing additional losses of Everest Gaming and considering the financial status of Everest Gaming, from which the Group does not expect to collect all principal and interest. The Group also reversed the interest recognised previously on these loans and ceased to recognise interest income going forward.

During the financial year, Everest Gaming was disposed in early August 2012 and the transaction result can be found at Note 10.

(b)	During the financial year 2011, the Group recognised an impairment loss of US$12.6 million on investment in GFI as fair value less cost to sell of US$2.5 million was determined based on indicative selling price. The impairment loss was recognised and included in other operating expenses.

During the financial year, GFI was disposed as a result of the disposal of its immediate holding company Spring Asia (Note 14(a)) by the Group in August 2012.

(c)	The Group has an 18 percent interest in East Gate, a Korean Limited Partnership. The Group has significant influence over partnership operating and financial policies based on the terms of the partnership agreement. The Group accounts for this limited partner investment under the equity method of accounting.

(d)	The Group has not recognized its share of losses in IAHGames amounting to US$156,000 because the Group’s cumulative share of losses exceeds its interest in that entity and the Group has no obligation in respect of those losses.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

16.	AVAILABLE-FOR-SALE FINANCIAL ASSETS (NON-CURRENT)

	Note		Group
			2012	2011
			US$’000	US$’000

At fair value
Equity instrument (quoted)	(a	)	1,565	1,630
Debt instrument (unquoted)			3,082	6,703

At cost
Equity instrument (unquoted)	(b	)	—	700

			4,647	9,033

For information on determination of fair value, refer to Note 34.

(a)	In 2012, the Group recorded an impairment charge of US$493,000 (2011: US$Nil) in profit or loss related to available-for-sale financial assets (non-current), which is carried at fair value. This impairment charge has been reclassified from other comprehensive income as there is objective evidence of impairment. Considering the prolonged decline in the fair value of the investment which is currently facing cash flow problems and lower operating margins, its fair value has been written down.

(b)	In 2012, the Group recorded an impairment charge of US$700,000 (2011: US$679,000) in profit or loss related to available-for-sale financial assets (non-current), which is carried at cost. Considering the financial status of the available-for-sale financial asset, which is currently facing cash flow problems and has frozen development of its game codes, the fair value has been written down to zero.

As of 31 December 2012, the balance of unrealised fair value gains for available-for-sale financial assets (non-current) recognised in equity (fair value reserve) was US$850,000 (2011: US$2,598,000),

17.	OTHER ASSETS

	Group
	2012	2011
	US$’000	US$’000

Refundable deposits	392	1,777
Prepaid licensing and royalty fees	9,346	7,722
Deferred assets	2	8

	9,740	9,507
Less: Impairment loss on prepaid licensing and royalty fees	(702)	(247)
Impairment charges recorded in loss from discontinued operations	—	(372)

	9,038	8,888

NOTES TO THE FINANCIAL STATEMENTS (Continued)

17.	OTHER ASSETS (Continued)

In 2012, the Group recorded an impairment charge of US$702,000 (2011: US$619,000) relating to prepaid licensing and royalty fees. The impairment charge for the prepaid licensing and royalty fees related to certain licensed games within its Asian online game and service segment that the Group stopped operating or for which the carrying amounts of the related assets was determined not to be recoverable from its related future undiscounted cash flows. The Group recorded a full impairment on the games that the Group stopped operating. The licensed games and related royalties are valued when indication for impairment exists, using unobservable inputs such as discounted cash flows, incorporating available market discount rate information and the Group’s estimates for liquidity risk, and other cash flow model related assumptions.

18.	DEFERRED INCOME TAXES

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current income tax assets against current income tax liabilities and when the deferred income taxes relate to the same fiscal authority. The amounts, determined after appropriate offsetting, are shown on the balance sheets as follows:

	Group
	2012	2011
	US$’000	US$’000
Deferred income tax assets:
– to be recovered within 12 months	388	417

Deferred income tax liabilities:
– to be settled within 12 months	—	(3)
– to be settled after more than 12 months	—	(661)

Subtotal	—	(664)

Net deferred income tax assets / (liabilities)	388	(247)

The movement in the deferred income tax account is as follows:

	Note		Group
			2012	2011
			US$’000	US$’000
At 1 January			(247)	(546)
Deconsolidation of business – IAHGames and disposal of Spring Asia	14	(a)	768	—
Tax charged to profit or loss	8		(46)	(294)
Currency translation difference			(87)	593

At 31 December			388	(247)

Presented after appropriate offsetting as follows:
Deferred tax assets, net			388	—
Deferred tax liabilities, net			—	(247)

			388	(247)

NOTES TO THE FINANCIAL STATEMENTS (Continued)

18.	DEFERRED INCOME TAXES (Continued)

The components and movement of deferred tax assets and liabilities during the financial year prior to offsetting are as follows:

	Group
	Unutilised tax losses	Deferred revenue	Share based compensation	Others	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
Deferred income tax assets:
At 1 January 2012	480	—	190	89	759
Tax (charged) credited to income statement and currency translation	179	—	44	(33)	190

At 31 December 2012	659	—	234	56	949

At 1 January 2011	318	9	162	92	581
Tax (charged) credited to income statement and currency translation	162	(9)	28	(3)	178

At 31 December 2011	480	—	190	89	759

	Group
	Depreciation and amortisation	Dividend withholding tax from investees	Others	Total
	US$’000	US$’000	US$’000	US$’000
Deferred income tax liabilities:
At 1 January 2012	(344)	(662)	—	(1,006)
Deconsolidation of business – IAHGames and disposal of Spring Asia (Note 14(a))	—	768	—	768
Tax charged (Credited) to income statement and currency translation	89	(412)	—	(323)

At 31 December 2012	(255)	(306)	—	(561)

At 1 January 2011	(117)	(1,010)	—	(1,127)
Tax charged (Credited) to income statement and currency translation	(227)	348	—	121

At 31 December 2011	(344)	(662)	—	(1,006)

Under Singapore tax regulations, foreign-sourced dividend income used for capital expenditures, including investments, and repayment of borrowings, would not be deemed as remitted to Singapore and is therefore not taxable.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

18.	DEFERRED INCOME TAXES (Continued)

As of 31 December 2012, the Company has net operating losses carried forward, available to offset future income, amounting to US$13.5 million. Below is the breakdown of the expiration of the net operating losses carried forward in major jurisdictions:

Jurisdiction	Amount (US$’000)	Expiring year
Hong Kong	9,174	Indefinite
Taiwan	4,333	2021

	13,507

As of 31 December 2011, the Company had net operating loss carry forwards available to offset future income, amounting to US$51.5 million. Below is the breakdown of the expiration of the net operating loss carry forward in major jurisdictions:

Jurisdiction	Amount (US$’000)	Expiring year
Singapore	35,455	Indefinite
Hong Kong	8,535	Indefinite
China	3,946	2016
Other	3,550

	51,486

Out of the above tax losses, an amount US$ 9,631,000 (2011: US$ 48,662,000) relating to unutilized tax losses, has not been recognised due to the unpredictability of future profit streams.

19.	TRADE AND OTHER RECEIVABLES

	Group		Company
	2012	2011	2012	2011
	US$’000	US$’000	US$’000	US$’000
Trade receivables
– third parties	2,912	9,904	—	—
Less: Allowance for doubtful receivables	(130)	(2,594)	—	—

	2,782	7,310	—	—

Notes receivable
– third parties	47	58	—	—

Other receivables
– associates	—	5,656	—	—
– subsidiaries	—	—	3,129	3,873
– third parties	62	151	—	—

	62	5,807	3,129	3,873
Less: Allowance for doubtful receivables	—	(5,056)	—	—

	62	751	3,129	3,873

Trade and other receivables	2,891	8,119	3,129	3,873

Other receivables include loan receivables of approximately US$Nil and US$609,000 (net of a provision of US$Nil and US$5.1 million, respectively) as of 31 December 2012 and 2011, respectively.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

20.	AVAILABLE-FOR-SALE FINANCIAL ASSETS (CURRENT)

	Group
	2012	2011
	US$’000	US$’000
At fair value
Equity instrument (quoted)	17,773	42,347

As of 31 December 2012, the balance of unrealised fair value gains for available-for-sale financial assets (current) recognised in equity (fair value reserve) were US$14.4 million (2011: US$35.9 million),

21.	CASH AND CASH EQUIVALENTS

	Group		Company
	2012	2011	2012	2011
	US$’000	US$’000	US$’000	US$’000
Cash at banks / on hand	61,217	57,366	2	3
Fixed deposits with banks	1,514	6,631	—	—

Cash and cash equivalents	62,731	63,997	2	3

22.	RESTRICTED CASH

Restricted cash consists of the following:

	Note	Group
		2012	2011
		US$’000	US$’000
Compensating balance as guarantees for bank loans (to be recovered within 12 months)	25	—	3,000

23.	OTHER CURRENT ASSETS

	Note	Group
		2012	2011
		US$’000	US$’000
Prepayments		807	1,586
Others		85	—
Assets relating to deconsolidation of IAHGames and Spring Asia	14(a)
– Proceeds receivable		2,250	—

		3,142	1,586

NOTES TO THE FINANCIAL STATEMENTS (Continued)

24.	TRADE AND OTHER PAYABLES

	Group		Company
	2012	2011	2012	2011
	US$’000	US$’000	US$’000	US$’000
Trade payables
– third parties	324	2,362	—	—

Accrued expenses
– third parties	6,415	12,734	423	506

Trade and other payables	6,739	15,096	423	506

25.	SHORT-TERM BORROWINGS

As of 31 December 2012, short-term borrowings of the Group totaled US$7.7 million (2011: US$11.8 million). These amounts were borrowed from certain financial institutions. The annual interest rates on these borrowings was 1.42 percent (2011: ranging from 1.30 percent to 7.54 percent). The maturity dates fell in mid-January 2013 as of 31 December 2012 (2011: late January 2012). As of 31 December 2012, the weighted-average interest rate on total short-term borrowings was 1.42 percent (2011: 2.87 percent).

As of 31 December 2012, the total amount of unused lines of credit available for borrowing under these agreements was approximately US$6.9 million (2011: US$28.0 million).

During the period from January 2013 to March 2013, the Group repaid certain short-term borrowings totaling US$22.9 million, and renewed short-term borrowing agreements totaling US$22.9 million.

The Group pledged certain time deposits, land and buildings as collateral for borrowings from certain financial institutions. The total value of collateral amounted to US$Nil and US$4.6 million as of 31 December 2012 and 2011, respectively, in which time deposits pledged are recorded as restricted cash totaling US$Nil and US$3 million as of 31 December 2012 and 2011, respectively. (See Notes 12 and 22 for additional information.)

26.	OTHER CURRENT LIABILITIES

	Group		Company
	2012	2011	2012	2011
	US$’000	US$’000	US$’000	US$’000
Deferred revenue	3,174	4,319	—	—
Others	398	2,533	—	—

	3,572	6,852	—	—

NOTES TO THE FINANCIAL STATEMENTS (Continued)

27.	ACCRUED PENSION LIABILITIES

The Group has defined benefit and defined contribution pension plans that covered substantially all of the Group’s employees.

(i)	Defined benefit pension plan

The Group has a defined benefit pension plan in accordance with the Labor Standards Law of the R.O.C. for its employees located in Taiwan, covering substantially all full-time employees for services provided prior to 1 July 2005, and employees who have elected to remain in the defined benefit pension plan subsequent to the enactment of the Labor Pension Act on 1 July 2005. Under the defined benefit pension plan, employees are entitled to two times of monthly salary for every year of service for the first 15 years and one time more for every additional year of service, up to a maximum of 45 times of monthly salary. The pension payment to employees is computed based on the average monthly salary or wage for the six months prior to approved retirement.

The actuarial assumptions of the Group’s defined benefit pension plan are stated in Note 3(iii).

The following provides a reconciliation of projected benefit obligation and funded status of the plan and the components of net periodic benefit cost recognised:

	Group
	2012	2011
	US$’000	US$’000
Projected benefit obligation at 1 January	208	302
Service cost	6	1
Interest cost	7	5
Actuarial loss / (gain)	27	(91)
Adjustment	309	—
Currency translation difference	15	(9)

Projected benefit obligation at 31 December	572	208

	Group
	2012	2011
	US$’000	US$’000
Fair value of plan assets	(291)	(263)
Projected benefit obligation	572	208

Funded status	281	(55)
Unrecognised net actuarial (loss) / gain	(92)	226
Recognised net actuarial loss	21	—

Accrued pension liabilities	210	171

NOTES TO THE FINANCIAL STATEMENTS (Continued)

27.	ACCRUED PENSION LIABILITIES (Continued)

(i)	Defined benefit pension plan (Continued)

The net periodic benefit cost for the plans included the following components:

	Group
	2012	2011
	US$’000	US$’000
Service cost	6	1
Interest cost	7	5
Expected return on plan assets	(2)	(3)
Amortisation of net gain	(8)	(7)
Curtailment	22	—

Net periodic benefit cost	25	(4)

The Group has contributed an amount equal to 2 percent of the salaries and wages paid to all qualified employees located in Taiwan to a pension fund (the “Fund”). The Fund is administered by a pension fund monitoring committee (the “Committee”) and deposited in the Committee’s name in the Bank of Taiwan. The Group makes pension payments from its account in the Fund unless the Fund is insufficient, in which case the Group makes payments from internal funds as payments become due. The Group seeks to maintain a normal, highly liquid working capital balance to ensure payments are made timely.

The Group expects to make a contribution of US$8,000 to the Fund in 2013. The Group does not expect to make any benefit payments through 2020.

(ii)	Defined contribution pension plan

The Group has provided defined contribution plans for employees located in Taiwan, PRC, Hong Kong and Singapore. Contributions to the plans are expensed as incurred.

Taiwan

Pursuant to the new “Labor Pension Act” enacted on 1 July 2005, the Group set up a defined contribution pension plan for its employees located in Taiwan. For eligible employees who elect to participate in the defined contribution pension plan, the Group contribute no less than 6 percent of the employees’ salaries and wages paid each month, up to the maximum amount of NT$9,000 (approximately US$310 per individual), to the employees’ individual pension accounts at the Bureau of Labor Insurance. Pension payments to employees are made either by monthly installments or in a lump sum from the accumulated contributions and earnings in employees’ individual accounts.

PRC

All PRC employees participate in employee social security plans, including pension and other welfare benefits, which are organised and administered by governmental authorities. The Group has no other substantial commitments to employees. The premiums and welfare benefit contributions that should be borne by the Group are calculated in accordance with relevant PRC regulations, and are paid to the labor and social welfare authorities.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

27.	ACCRUED PENSION LIABILITIES (Continued)

(ii)	Defined contribution pension plan (Continued)

Hong Kong

According to the relevant Hong Kong regulations, the Group provides a contribution plan for the eligible employees in Hong Kong. The Group must contribute at least 5 percent of their total salaries, up to the maximum amount of HK$1,250 (approximately US$161 per individual), to their individual contribution accounts of the authorities monthly. After the termination of employment, the benefits still belong to the employees in any circumstances.

Singapore

In accordance with Singapore regulations, through July 2012 the Group made contributions to the Singapore Central Provident Fund Scheme, a defined contribution pension plan, for eligible employees. The Group contributed 14.5 percent of the employees’ gross salaries, subject to a cap of S$5,000 (approximately US$4,000). The Group has no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits relating to employee service in the current and preceding financial years.

The total amount of defined contribution pension expenses pursuant to defined contribution plans for the years ended 31 December 2012 were US$585,000 (2011: US$896,000).

28.	OTHER LIABILITIES

	Group
	2012	2011
	US$’000	US$’000
Refundable deposits	12	11

29.	CAPITAL AND OTHER RESERVES

(i)	Issued and fully paid-up ordinary share capital

	Group and Company
	Shares (‘000)		Amount (US$‘000)
	2012	2011	2012	2011
At 1 January	50,720	56,263	209,643	215,201
Issue of shares under Restricted Stock Units exercised	—	79	—	267
Share repurchase and retirement – Note (e)	—	(5,622)	—	(5,825)

At 31 December	50,720	50,720	209,643	209,643

The holders of ordinary shares have no par value, are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. All shares rank equally with regard to the Group’s residual assets.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

29.	CAPITAL AND OTHER RESERVES (Continued)

(ii)	Share option reserve

Employee share options represent the equity-settled share option granted to employees and executive director of the Group, the details of which are disclosed in the directors’ report. The reserve is made up of the cumulative value of services received from employee and executive directors recorded over the vesting period commencing from the grant date of share options, and is reduced by the expiry or exercise of the share options.

Movements in the number of share options outstanding at the end of the financial year and their exercise prices are as follows:

2012	Number of outstanding share options (in thousands)
Range of exercise price	At beginning of the financial year	Granted during the financial year	Forfeited during the financial year	Exercised during the financial year	At end of the financial year	Weighted average remaining life
Under US$1	5,201	1,620	(610)	—	6,211	2.87 years
US$1~US$10	3,676	450	(1,743)	—	2,383	6.40 years
US$10~US$20	616	—	—	—	616	4.65 years

	9,493	2,070	(2,353)	—	9,210

2011	Number of outstanding share options (in thousands)
Range of exercise price	At beginning of the financial year	Granted during the financial year	Forfeited during the financial year	Exercised during the financial year	At end of the financial year	Weighted average remaining life
Under US$1	5,201	—	—	—	5,201	2.50 years
US$1~US$10	3,950	1,060	(1,334)	—	3,676	7.44 years
US$10~US$20	629	—	(13)	—	616	5.65 years

	9,780	1,060	(1,347)	—	9,493

NOTES TO THE FINANCIAL STATEMENTS (Continued)

29.	CAPITAL AND OTHER RESERVES (Continued)

(ii)	Share option reserve (Continued)

Out of the total options granted of 9,210,000 (2011: 9,493,000) shares, options for 7,584,000 (2011: 7,754,000) shares are exercisable at the balance sheet date.

As of 31 December 2012, there was approximately US$707,000 of unrecognised compensation cost related to non-vested options. That cost is expected to be recognised over a period of 2.7 years.

The key assumptions in estimating the fair value of the Company’s share options are stated in Note 3 (iv).

(iii)	Restricted Stock Units (RSUs)

Non-vested RSUs during 2012 and 2011 were as follows:

	2012		2011
	Number of units (in thousands)	Weighted- average grant date fair value	Number of units (in thousands)	Weighted- average grant date fair value
Non-vested at 1 January	—	—	390	10.99
Granted	—	—	323	3.01
Vested	—	—	(79)	2.99
Forfeited	—	—	(634)	7.92

Non-vested at 31 December	—	—	—	—

The fair value of RSUs is determined and fixed on the grant date based on the Company’s share price. The fair value of RSUs granted during the years ended 31 December 2012 and 2011 was US$Nil and US$1.0 million, respectively. The total fair value of RSUs vested during the years ended 31 December 2012 and 2011 was approximately US$Nil and US$0.2 million, respectively, which resulted in no significant tax benefit realised on a consolidated basis.

As of 31 December 2012, there was no unrecognised compensation cost related to nonvested RSUs. The Company received no cash from employees as a result of employee share award vesting of RSUs during 2012 and 2011.

(iv)	Statutory reserves

In accordance with R.O.C. law, an appropriation for legal reserve amounting to 10 percent of a company’s net profit is required until the reserve equals the aggregate par value of such Taiwan company’s issued capital stock. As of 31 December 2012 and 2011, the legal reserves of Hoshin GigaMedia Center Inc. (“Hoshin GigaMedia”), which represent a component of the Group’s consolidated accumulated deficit, were both US$3.0 million. The reserve can only be used to offset a deficit or be distributed as a stock dividend of up to 50 percent of the reserve balance when the reserve balance has reached 50 percent of the aggregate paid-in capital of Hoshin GigaMedia.

Under PRC laws and regulations, there are certain foreign exchange restrictions on the Group’s PRC subsidiaries with respect to transferring certain of their net assets to the Group either in the form of dividends, loans or advances. As of 31 December 2012 and 2011, the Group’s total restricted net assets, which include paid up capital and the net assets of those subsidiaries in which the Group has no legal ownership, were approximately US$1.5 million and US$3.6 million, respectively.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

29.	CAPITAL AND OTHER RESERVES (Continued)

(v)	Share repurchase and retirement of common shares

On 20 May 2011, the Group’s board of directors approved an US$11 million share repurchase program of GigaMedia’s common stock. Under the terms of the share repurchase program, GigaMedia could repurchase up to US$11 million worth of its issued and outstanding shares during the period starting from 1 June 2011 to 30 November 2011. The repurchases could be made from time to time on the open market at prevailing market prices pursuant to a Rule 10b5-1 plan, subject to restrictions relating to volume, pricing and timing. The timing and extent of any repurchases depended upon market conditions, the trading price of GigaMedia’s shares and other factors. This share repurchase program was implemented in a manner consistent with market conditions, in the interests of GigaMedia’s shareholders, and in compliance with its securities trading policy and relevant Singapore and U.S. laws and regulations. During 2011, repurchases under this program amounted to approximately 5.6 million shares at a cost of US$5.8 million. All of the shares repurchased under this program were cancelled by the end of 2011. There were no repurchase of share during 2012.

(vi)	Fair value reserve

Fair value reserve represents the cumulative fair value changes, net of tax, of available-for-sale financial assets until they are disposed of or impaired.

	Group
	2012	2011
	US$’000	US$’000
At the beginning of the year	38,521	21,899
Financial assets, available-for-sale
– Fair value (loss) / gains	(18,093)	22,921
Reclassification to profit or loss
– Impairment of available-for-sale financial assets	493	—
– On disposal of available-for-sale financial assets	(5,665)	(6,299)

	15,256	38,521

(vii)	Accumulated losses / Translation reserve

The foreign currency translation reserve represents exchange differences arising from the translation of the financial statements of the Company whose functional currency is different from that of the Group’s presentation currency.

	Company
	2012	2011
	US$’000	US$’000
Accumulated losses:
At the beginning of the year	(36,175)	(35,691)
Total loss for the year	(56,869)	(484)

At the end of the year	(93,044)	(36,175)

NOTES TO THE FINANCIAL STATEMENTS (Continued)

29.	CAPITAL AND OTHER RESERVES (Continued)

(vii)	Accumulated losses / Translation reserve (Continued)

	Company
	2012	2011
	US$’000	US$’000
Translation reserve:
At the beginning of the year	(14,413)	(7,375)
Other comprehensive income / (loss)	6,479	(7,038)

At the end of the year	(7,934)	(14,413)

30.	(LOSS) / EARNINGS PER SHARE

The following table provides a reconciliation of the denominators of the basic and diluted per share computations:

	2012	2011
	US$’000	US$’000
Weighted average outstanding shares
Basic and Diluted	50,720	54,268

Options to purchase common stock were not included in dilutive securities for the year ended 31 December 2012, as the effect would be anti-dilutive.

31.	SEGMENT INFORMATION

Segment data

The Group has identified two reportable segments: an online gaming software and service business segment (through 31 July 2012) and an Asian online game and service business segment. The online gaming software and service business segment mainly derives its revenues from developing and licensing online games of chance and skill. The Asian online game and service business segment mainly derives revenues from recognising the usage of game playing time or in-game items by the end-users. It also includes investment in associates and quoted and unquoted equity investments in companies operating in similar gaming business area. The Group’s new cloud computing service business has not met any of the quantitative thresholds required to be reportable. Other business activities include investment holding and treasury / corporate functions.

The Group’s management relies on an internal management reporting process that provides revenue and segment information for making financial decisions and allocating resources. The results are based on the Group’s method of internal reporting. Management measures the performance of each segment based on several metrics, including revenues and income or loss from operations.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

31.	SEGMENT INFORMATION (Continued)

Segment data (Continued)

Financial information for each reportable segment was as follows as of and for the years ended 31 December 2012 and 2011:

	Discontinued operations	Continuing operations
	Gaming software and service#	Asian online game and service**	Total
	US$’000	US$’000	US$’000
2012
Segment profit or loss:
Net revenue from external customers	—	27,470	27,470
Profit / (loss) before income tax	2,423	(9,271)	(6,848)
Share of profit of associates	—	(234)	(234)
Allowance for doubtful receivables	—	169	169
Amortisation including intangible assets	—	2,136	2,136
Depreciation	—	891	891
Foreign exchange loss	83	1,577	1,660
Impairment loss on prepaid licensing fees and intangible assets	—	13,206	13,206
Impairment loss on available-for-sale financial assets (non-current)	—	1,193	1,193
Share-based compensation	—	199	199
Segment assets:
Investment in associates	—	5,223	5,223
Additions to property, plant and equipment	—	314	314
Additions to intangible assets	—	1,679	1,679
Total assets	3,685	78,332	82,017
Segment liabilities:
Total liabilities	1,801	5,954	7,755

NOTES TO THE FINANCIAL STATEMENTS (Continued)

31.	SEGMENT INFORMATION (Continued)

Segment data (Continued)

The reconciliation of the segment information to the Group’s consolidated information was not included in the above table, as it is provided below in detail.

Financial information for each reportable segment was as follows as of and for the years ended 31 December 2012 and 2011:

	Discontinued operations	Continuing operations
	Gaming software and service#	Asian online game and service**	Total
	US$’000	US$’000	US$’000
2011
Segment profit or loss:
Net revenue from external customers	—	33,969	33,969
Loss before income tax	(49,968)	(10,777)	(60,745)
Share-based compensation	—	308	308
Impairment loss on prepaid licensing fees and intangible assets	—	7,927	7,927
Impairment loss on available-for-sale financial assets (non-current)	—	679	679
Impairment loss on associate	—	12,648	12,648
Interest income	—	492	492
Interest expense	55	(50)	5
Foreign exchange gain / (loss)	6	(506)	(500)
Share of (loss) / profit of associates	(49,715)	1,476	(48,239)
Allowance for doubtful receivables	—	1,820	1,820
Depreciation	—	1,497	1,497
Amortisation including intangible assets	—	2,251	2,251
Income tax (benefit) / expense	(934)	859	(75)

Segment assets:
Investment in associates	—	7,615	7,615
Additions to property, plant and equipment	—	369	369
Additions to goodwill	—	1,049	1,049
Additions to intangible assets	—	1,235	1,235
Total assets	4,756	125,340	130,096

Segment liabilities:
Total liabilities	1,768	12,904	14,672

The reconciliation of the segment information to the Group’s consolidated information was not included in the above table, as it is provided below in detail.

#	With the disposal of Mangas (see note 10), the entire segment of Gaming software and service was discontinued and the comparative segment information was restated accordingly.

**	The discontinued operations JIDI taken out of the Asian online game and service segment and comparative information was restated accordingly.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

31.	SEGMENT INFORMATION (Continued)

Segment data (Continued)

The reconciliations of segment information to the Group’s consolidated totals are as follows:

	2012	2011
	US$’000	US$’000
Loss before income tax
Total segments	(6,848)	(60,745)
Add: Loss in other business	(8,282)	(7,261)
Less: Discontinued operations	(2,423)	49,968

Total loss before tax and discontinued operations	(17,553)	(18,038)

Share-based compensation
Total segments	199	308
Add: other segment	(20)	857

Total GigaMedia consolidated	179	1,165

The reconciliations of segment information to the Group’s consolidated totals are as follows:

	2012	2011
	US$’000	US$’000
Foreign exchange loss
Total segments	1,660	500
Adjustment *	(461)	89

Total GigaMedia for continuing operations	1,199	589

Depreciation
Total segments	891	1,497
Adjustment *	165	290

Total GigaMedia for continuing operations	1,056	1,787

Amortisation
Total segments	2,136	2,251
Adjustment *	20	63

Total GigaMedia for continuing operations	2,156	2,314

NOTES TO THE FINANCIAL STATEMENTS (Continued)

31.	SEGMENT INFORMATION (Continued)

Segment data (Continued)

The reconciliations of segment information to GigaMedia’s consolidated totals are as follows:

	2012	2011
	US$’000	US$’000
Additions to property, plant and equipment
Total segments	314	369
Adjustment *	111	281

Total GigaMedia for continuing operations	425	650

Additions to intangible assets
Total segments	1,679	1,235
Adjustment *	—	4

Total GigaMedia for continuing operations	1,679	1,239

Total assets
Total segments	82,017	130,096
Unallocated corporate assets
– Cash and cash equivalents	51,569	50,749
– Property, plant and equipment	1,567	1,640
– Prepaid licensing fee	3,040	1,920
– Restricted cash	—	3,000
– Deferred tax assets	388	417
– Others	1,377	3,346

Total GigaMedia consolidated (exclude JIDI)	139,958	191,168

Total liabilities
Total segments	7,755	14,672
Short-term borrowings	7,748	11,774
Income tax liabilities	3,588	4,251
Unallocated corporate liabilities
– Accrued expense	2,173	6,759
– Others	402	994

Total GigaMedia consolidated (exclude JIDI)	21,666	38,450

*	Adjustment items relate to other business operations such as investment holding which is included as corporate and certain back-office costs and expenses not attributable to any specific segment.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

31.	SEGMENT INFORMATION (Continued)

Major customers

No single customer represented 10 percent or more of the Group’s total net revenues in any period presented.

Geographic Information

Revenues by geographic area are attributed by country of the server location. Revenue from unaffiliated customers by geographic region is as follows:

Geographic region / country	2012	2011
	US$’000	US$’000
Taiwan	18,744	21,214
Hong Kong	4,703	5,061
Singapore	2,004	3,751
Malaysia	1,550	2,228
Thailand	204	1,447
Others	265	268

Total	27,470	33,969

Non-current assets by geographic region are as follows:

Geographic region / country	2012	2011
	US$’000	US$’000
Taiwan	40,286	52,185
PRC	—	823
Hong Kong	461	285
Singapore	—	1,066
United States	—	744
Other	3,044	2,444

Total	43,791	57,547

Non-current assets information presented above consist of property, plant and equipment, intangible assets, and other assets mainly prepaid licensing and royalty fees as presented in the consolidated balance sheet.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

32.	COMMITMENTS AND CONTINGENCIES

Commitments

(a)	Operating leases

The Group rents certain properties which are used as offices premises under lease agreements that expire at various dates through 2016. The following table sets forth their future aggregate minimum lease payments required under these operating leases as of 31 December 2012 and 2011:

	Group
	2012	2011
	US$’000	US$’000
Not later than 1 year	930	1,472
Later than 1 year but not later than 5 years	1,593	5,097

	2,523	6,569

Rental expense for operating leases amounted to US$1.8 million (2011: US$2.5 million) for the current financial year.

(b)	License Agreements

The Group has contractual obligations under various license agreements to pay the licensors license fees and minimum guarantees against future royalties. The following table summarises the committed licensing fees and minimum guarantees against future royalties set forth in the major licenses agreements as of 31 December 2012.

	License fees	Minimum guarantees against future royalties	Total
	US$’000	US$’000	US$’000
Minimum required payments:
In 2013	189	100	289
After 2013	5,700	1,500	7,200

	5,889	1,600	7,489

The initial minimum guarantees against future royalties and license fees are not required to be paid until the licensed games are commercially released or until certain milestones are achieved, as stipulated in the individual license agreements. The remaining minimum guarantees are generally required to be paid within three years subsequent to the commercial release dates of the licensed games.

(c)	Guaranty

In 2008, Cambridge Interactive Development Corp. (“CIDC”), a then wholly owned subsidiary of GigaMedia, entered into a lease agreement (the “CIDC Lease”) for an office in Delaware. The term of the CIDC Lease is for the period from 1 October 2008 through 30 September 2014. Pursuant to the CIDC Lease, CIDC deposited US$689,789 with a bank in exchange for a letter of credit issued by the bank (the “CIDC L/C”) and GigaMedia’s guaranty of all of CIDC’s obligations under the CIDC Lease.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

32.	COMMITMENTS AND CONTINGENCIES (Continued)

Commitments (Continued)

(c)	Guaranty (Continued)

In July 2012, the Group entered into an agreement with BEG to sell and assign our remaining ownership interest in Mangas Everest (including the CIDC lease) (the “Mangas Agreement”). Pursuant to the Mangas Agreement, BEG was to use all its reasonable efforts to procure the cancellation and return of the CIDC L/C to GigaMedia and the landlord’s release of GigaMedia’s lease guaranty by 30 September 2012; and unless and until BEG procures the cancellation and return of the CIDC L/C and landlord’s release of GigaMedia’s lease guaranty, BEG is obligated to indemnify and hold GigaMedia (and any Affiliate thereof) harmless from any and all losses, costs and expenses that may be borne by GigaMedia (and any Affiliate thereof) arising under or in connection with the CIDC L/C and/or GigaMedia’s lease guaranty.

In accordance with the Mangas Agreement, BEG procured that the bank cancel the CIDC L/C and issue to BEG a new letter of credit under the same terms and conditions as the CIDC L/C. BEG, however, did not obtain the landlord’s consent to release us from our lease guaranty within the allotted time. BEG’s major shareholders, therefore, issued a separate guaranty to us wherein they are obligated to indemnify and hold GigaMedia (and any Affiliate thereof) harmless from any and all losses, costs and expenses arising under or in connection with the CIDC Lease. GigaMedia’s commitment amount under this lease guaranty will be reduced as Mangas Everest’s subsidiary who assumed the CIDC Lease makes its monthly rental payments. The leasee is current on its monthly payments through March 2013.

33.	RELATED PARTIES TRANSACTIONS

Except for the following transactions, the Group was not a party to any transaction with any related party that did not arise in the ordinary course of business or that was material to it.

(i)	Share Options Granted to Key Management

As at the end of the financial year, the total outstanding number of share options granted to key management of the Group was 1,363,000 (2011: 6,374,000).

(ii)	Key Management’s Remuneration

Key management’s remuneration includes fees, salary, bonus, commission and other emoluments (including benefits-in-kind) computed based on the cost incurred by the Group and the Company, and where the Group or Company did not incur any costs, the value of the benefit. Key management’s remuneration is as follows:

	Group
	2012	2011
	US$’000	US$’000
Wages and salaries	1,699	2,542
Director fee	190	341
Share-based compensation	56	707
Other benefit	6	8

Total	1,951	3,598

NOTES TO THE FINANCIAL STATEMENTS (Continued)

34.	FINANCIAL INSTRUMENTS

The Group’s principal financial instruments comprise cash and cash equivalents. The main purpose of these financial instruments is to raise finance for the Group’s operations. The Group has various other financial assets and liabilities such as available-for-sale financial assets, trade receivables, short-term borrowings, other receivables and payables, which arise directly from its operations.

The Group’s activities expose it to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign exchange rates and interest rates. The Group does not hedge its exposures to these risks.

Foreign currency risk

The subsidiaries of the Group assessed and concluded that most of its business transactions are denominated in its own functional currencies; therefore the foreign currency risks derived from operations are not significant. However, the Group holds some assets or liabilities in foreign currency other than functional currency and the value of these assets and liabilities are subject to foreign currency risks resulting from fluctuations in exchange rates between the foreign currency and the functional currency.

As of 31 December 2012 and 2011, the Group’s foreign currency exposure is as follows, for balances subject to foreign currency risk:

Group	USD	KRW	TWD	RMB	HKD	Other	Total
2012	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Financial assets
Cash and cash equivalents*	52,554	—	6,832	398	2,853	94	62,731
Available-for-sale financial assets (current)	—	17,773	—	—	—	—	17,773
Trade and other receivables*	1	—	2,506	—	384	—	2,891
Available-for-sale financial assets (non-current)	—	3,082	1,565	—	—	—	4,647
Refundable deposits*	5	—	353	—	34	—	392

	52,560	20,855	11,256	398	3,271	94	88,434

Financial liabilities at amortised cost
Trade and other payables	2,239	—	3,596	482	422	—	6,739
Short-term borrowings	—	—	7,748	—	—	—	7,748

	2,239	—	11,344	482	422	—	14,487

Net financial assets / (liabilities)	50,321	20,855	(88)	(84)	2,849	94	73,947
Less: Net financial (assets) / liabilities denominated in the respective entities’ functional currencies	(49,916)	—	88	84	(2,850)	(89)	(52,683)

Foreign currency exposure	405	20,855	—	—	(1)	5	21,264

*	Loans and receivables.

Other currencies include Malaysia Ringgit and Euros which are not considered material to the Group.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

34.	FINANCIAL INSTRUMENTS (Continued)

Foreign currency risk (Continued)

Group	USD	KRW	TWD	RMB	HKD	Other	Total
2011	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Financial assets
Cash and cash equivalents*	48,961	6,260	4,026	270	2,841	1,639	63,997
Available-for-sale financial assets (current)	—	42,347	—	—	—	—	42,347
Trade and other receivables*	3,626	—	3,339	25	679	450	8,119
Restricted cash*	3,000	—	—	—	—	—	3,000
Available-for-sale financial assets (non-current)	700	6,703	1,630	—	—	—	9,033
Refundable deposits*	785	—	306	22	168	496	1,777

	57,072	55,310	9,301	317	3,688	2,585	128,273

Financial liabilities at amortised cost
Trade and other payables	8,498	—	4,143	484	436	1,535	15,096
Short-term borrowings	—	—	8,917	2,857	—	—	11,774
Other current liabilities	1,786	—	—	—	—	—	1,786

	10,284	—	13,060	3,341	436	1,535	28,656

Net financial assets / (liabilities)	46,788	55,310	(3,759)	(3,024)	3,252	1,050	99,617
Less: Net financial (assets) / liabilities denominated in the respective entities’ functional currencies	(43,291)	—	3,916	3,020	(3,215)	(1,154)	(40,724)

Foreign currency exposure	3,497	55,310	157	(4)	37	(104)	58,893

*	Loans and receivables.

As of 31 December 2012 and 2011, the Company’s foreign currency exposure is as follows, for balances subject to foreign currency risk:

Company	USD	TWD	Other	Total
2012	US$’000	US$’000	US$’000	US$’000
Financial assets
Cash and cash equivalents*	2	—	—	2
Trade and other receivables*	2,312	817	—	3,129

	2,314	817	—	3,131

Financial liabilities at amortised cost
Trade and other payables	33	390	—	423

Net financial assets	2,281	427	—	2,708
Less: Net financial assets denominated in the Company’s functional currency	—	(427)	—	(427)

Foreign currency exposure	2,281	—	—	2,281

NOTES TO THE FINANCIAL STATEMENTS (Continued)

34.	FINANCIAL INSTRUMENTS (Continued)

Foreign currency risk (Continued)

Company	USD	TWD	Other	Total
2011	US$’000	US$’000	US$’000	US$’000
Financial assets
Cash and cash equivalents*	3	—	—	3
Trade and other receivables*	3,018	839	16	3,873

	3,021	839	16	3,876

Financial liabilities at amortised cost
Trade and other payables	4	502	—	506

Net financial assets	3,017	337	16	3,370
Less: Net financial assets denominated in the Company’s functional currency	—	(337)	—	(337)

Foreign currency exposure	3,017	—	16	3,033

*	Loans and receivables.

If the KRW, SGD and TWD change against the USD by 10% with all other variables including tax rate being held constant, the effects arising from the net financial liability/asset position will be as follows:

Group	2012		2011
	Profit after tax	Equity	Profit after tax	Equity
	US$’000	US$’000	US$’000	US$’000
KRW against USD
- strengthened	308	1,777	1,296	4,235
- weakened	(308)	(1,777)	(1,296)	(4,235)

TWD against USD
- strengthened	(41)	—	(334)	—
- weakened	41	—	334	—

SGD against USD
- strengthened	—	—	7	—
- weakened	—	—	(7)	—

Company
TWD against USD
- strengthened	(228)	—	(302)	—
- weakened	228	—	302	—

NOTES TO THE FINANCIAL STATEMENTS (Continued)

34.	FINANCIAL INSTRUMENTS (Continued)

Cashflow and fair value interest rate risk

The Group’s exposure to changes in interest rates relates primarily to interest bearing financial assets and liabilities, which comprises cash at bank, fixed deposits with financial institutions and short-term borrowings. The Group does not consider its present interest rate risk to be significant.

Price risk

The Group is exposed to price risk arising from the investments held by the Group which are classified as available-for-sale. Available-for-sale investments are held for strategic rather than trading purposes, the Group believes these securities are not directly exposed to price risk.

If prices for equity securities listed in Korea change by 15% with all other variables being held constant, the effects on equity will be:

Group	2012 Equity	2011 Equity
	US$’000	US$’000
Listed in Korea
- increased by	2,666	6,352
- decreased by	(2,666)	(6,352)

Credit risk

The customers of the Group settle the payments in accordance with one of the following ways: (1) by bank transfer or credit card and (2) by advanced payment. The Group is subject to credit risk only for those receivables with credits granted.

None of the Group’s customers accounted for over 10 percent of net operating revenues in 2012 and 2011 or of the balance of notes and accounts receivables as of 31 December 2012 and 2011. The Group has provided for trade receivables based on estimated irrecoverable amounts from the sale of goods and services, determined by reference to past default experience.

The credit risk of the Group’s and the Company’s other financial assets, which comprise bank deposits and other receivables, the maximum exposure to credit risk is the carrying amounts of these instruments.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

34.	FINANCIAL INSTRUMENTS (Continued)

Credit risk (Continued)

The quantitative data in respect of the Group’s exposure to credit risk arising from trade receivables (included notes receivables) is as follows:

	Note	2012	2011
		US$’000	US$’000
Neither past due nor impaired		2,381	4,740
Past due but not impaired:
- Less than 3 months		395	1,706
- 3 to 6 months		50	434
- 6 months and above		3	488

		448	2,628
Past due and impaired		130	2,594

Gross amount		2,959	9,962
Less: Allowance for doubtful trade receivables		(130)	(2,594)

		2,829	7,368

The movement in allowance for doubtful trade receivables is as follows:

	Note	2012	2011
		US$’000	US$’000
At 1 January		2,594	842
Allowance made		169	1,820
Allowance utilised		(269)	(61)
Deconsolidation of business – IAHGames		(2,370)	—
Currency translation difference		6	(7)

At 31 December (Note 19)		130	2,594

NOTES TO THE FINANCIAL STATEMENTS (Continued)

34.	FINANCIAL INSTRUMENTS (Continued)

Liquidity risk

The Group maintains cash and cash equivalents with various financial institutions and short-term investments. As part of the Group’s investment strategy to minimise liquidity risk, short-term investments are managed using highly liquid financial instruments with relatively short settlement periods.

As of 31 December 2012 and 2011, the maturity profile of the Group’s and the Company’s financial liabilities based on the contracted undiscounted payments are as follows:

Group	On demand	Less than 3 months	3 to 6 months	Over 6 months	Total
2012	US$’000	US$’000	US$’000	US$’000	US$’000
Short-term borrowings and interest payables	—	7,753	—	—	7,753
Trade payables	—	274	50	—	324
Other payables	—	3,175	1,003	2,232	6,410
Other liabilities	—	—	—	12	12

	—	11,202	1,053	2,244	14,499

2011
Short-term borrowings and interest payables	—	8,970	—	2,857	11,827
Trade payables	—	1,350	80	932	2,362
Other payables	3,239	7,601	663	1,178	12,681
Other liabilities	—	—	—	11	11
Other current liabilities	—	—	—	1,786	1,786

	3,239	17,921	743	6,764	28,667

Company	On demand	Less than 3 months	3 to 6 months	Over 6 months	Total
2012	US$’000	US$’000	US$’000	US$’000	US$’000
Other payables	—	100	85	238	423

	—	100	85	238	423

2011
Other payables	—	506	—	—	506

	—	506	—	—	506

NOTES TO THE FINANCIAL STATEMENTS (Continued)

34.	FINANCIAL INSTRUMENTS (Continued)

Capital risk

The Group’s primary objective when managing capital is to safeguard the Group’s ability to continue as a going concern while looking for appropriate opportunities to expand its business. In order to do so, the Group may obtain new borrowings or issue new shares.

The Group actively and regularly reviews and manages its capital structure to ensure optimal capital structure and shareholder returns, taking into consideration the future capital requirements of the Group and capital efficiency, prevailing and projected profitability, projected operating cash flows, projected capital expenditures and projected strategic investment opportunities. The Group currently does not adopt any formal dividend policy.

The Group and the Company are in compliance with all externally imposed capital requirements for the financial years ended 31 December 2012 and 2011.

Fair value measurements

The Group classifies fair value measurements using a fair value hierarchy that reflects the significant of the inputs used in making the measurements. The fair value hierarchy has the following levels:

(a)	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);

(b)	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices) (Level 2); and

(c)	Inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

The following table presents the assets and liabilities measured at fair value at 31 December 2012 and 2011.

Group	Level 1	Level 2	Level 3	Total
2012	US$’000	US$’000	US$’000	US$’000
Assets
Available-for-sale financial assets (current)	17,773	—	—	17,773
Available-for-sale financial assets (non-current)	—	1,565	3,082	4,647

Total	17,773	1,565	3,082	22,420

Group	Level 1	Level 2	Level 3	Total
2011	US$’000	US$’000	US$’000	US$’000
Assets
Available-for-sale financial assets (current)	42,347	—	—	42,347
Available-for-sale financial assets (non-current)	—	1,630	6,703	8,333

Total	42,347	1,630	6,703	50,680

NOTES TO THE FINANCIAL STATEMENTS (Continued)

34.	FINANCIAL INSTRUMENTS (Continued)

Fair value measurements (Continued)

The fair value of certain available-for-sale financial assets (non-current) that have publicly quoted trading prices are valued using those observable prices unless adjustments are required to available observable inputs. These instruments are included in Level 1. Certain available-for-sale financial assets – current and – non-current are valued using a market approach based on the quoted market prices of identical instruments when available, or other observable inputs such as trading prices of identical instruments in inactive markets. These instruments are classified as Level 2.

Level 3 measurements:

For assets and liabilities measured at fair value using significant unobservable inputs (Level 3) during 2012 and 2011, a reconciliation of the beginning and ending balances are presented as follows:

	2012	2011
	US$’000	US$’000
At 1 January	6,703	6,471
Total gains or losses (realised / unrealised)
Included in earnings (including foreign exchange)	4,576	(223)
Included in other comprehensive income	(2,100)	455
Settlement	(6,097)	—

At 31 December	3,082	6,703

The fair value of the other investments and available-for-sale financial assets (non-current) is derived using a discounted cash flow method using unobservable inputs. The discounted cash flow method incorporates available market discount rate information and the Group’s estimates of non-performance and liquidity risk, and other cash flow model related assumptions.

Financial instruments:

The carrying amounts of the Group’s cash, restricted cash, accounts receivable, accounts payable, and short-term debt approximate fair value due to their short-term maturities.

35.	COMPARATIVES

As disclosed in Note 10, the results from Jidi and Gaming software and service segment have been discontinued and are classified as discontinued operations in accordance with FRS 105 Non-current Assets Held for Sale and Discontinued Operations. The comparative statement of comprehensive income and segment information at Note 31 has been re-presented as if the operations discontinued during the current financial year have been discontinued at the beginning of the comparative period.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

36.	SUBSEQUENT EVENT

On 17 April 2013, the Group entered into a settlement agreement (the “Settlement Agreement”) with IAHGames, IAHGames’ management, and Management Capital International Limited (“MCIL”). Pursuant to the terms of the Settlement Agreement, either IAHGames or IAHGames’ management is to pay the Group US$2.3 million, which includes interest, to fulfill IAHGames’ obligation under the Spring Asia Share Purchase Agreement executed in July 2012. In addition, pursuant to the terms of the Settlement Agreement, MCIL is to purchase all of the Group’s remaining shares in IAHGames for US$1.0 million, pursuant to MCIL’s 15 April 2013 exercise of a call option which was included within the IAH Share Purchase Agreement executed in July 2012. The payment date for the transactions outlined in the Settlement Agreement was agreed by the parties to occur in early May 2013.